                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                         GENERAL FORM FOR REGISTRATION OF
               SECURITIES PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              CITYXPRESS.COM CORP.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Florida                                      None
----------------------------------------    ------------------------------------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)


     1727 West Broadway, Suite 200
          Vancouver, BC  Canada                          V6J 4W6
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(Address of principal executive offices)                (Postal Code)


                 Registrant's telephone number: (604) 638 - 3811

          Securities to be registered under Section 12(b) of the Act:


                 None                                      None
----------------------------------------    ------------------------------------
Title of each class to be so registered     Name of each exchange on which each
                                                  class is to be registered


          Securities to be registered under Section 12(g) of the Act:

                  Common Shares, Par Value of $0.001 per Share
--------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)


                               PAGE 1 OF 30 PAGES.
                          THE EXHIBIT INDEX APPEARS ON
                         SEQUENTIALLY NUMBERED PAGE 31.




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                                TABLE OF CONTENTS



PART I..................................................................................4

   ITEM 1.    DESCRIPTION OF BUSINESS...................................................4
   ITEM 2.    DESCRIPTION OF PROPERTIES................................................17
   ITEM 3.    SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.............18
   ITEM 4.    DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES.................19
   ITEM 5.    REMUNERATION OF DIRECTORS AND OFFICERS...................................21
   ITEM 6.    INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS........................25
   ITEM 7.    DESCRIPTIONS OF REGISTRANT'S SECURITIES TO BE REGISTERED.................25

PART II................................................................................25

   ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND
              RELATED STOCKHOLDER MATTERS..............................................26
   ITEM 2.    LEGAL PROCEEDINGS........................................................26
   ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
              FINANCIAL DISCLOSURE.....................................................27
   ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES..................................27
   ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS................................29

PART F/S...............................................................................31

   FINANCIAL STATEMENTS................................................................31

PART III EXHIBITS......................................................................32


LIST OF SUBSIDIARIES OF THE REGISTRANT.................................................33









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                    NOTE REGARDING FORWARD LOOKING STATEMENTS

         Except for statements of historical fact, certain information contained in this registration statement constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history; undercapitalization; risks involving new product development; unpredictability of future revenues; competition; management of business growth; risks of technological change; the Company's dependence on key personnel; ability to develop marketing relationships with strategic partners; dependence on continued growth in use of the Internet; the Company's ability to protect its intellectual property rights and uncertainty regarding infringing intellectual property rights of others; government regulations; and the other risks and uncertainties described in this registration statement.












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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         GENERAL

         CityXpress.com Corp. (the "Company") is a software developer and Internet publisher. The Company intends to be the preferred means by which Internet consumers can locate and purchase products and services from businesses in their regional markets. This goal will be met by building alliances with media companies that are establishing regional portals and providing them with a suite of Internet services that can be profitably sold to businesses looking for cost-effective means of establishing and promoting an eCommerce presence in their regional markets. The Company has developed a regional directory of business listings and a search engine that allows web users to locate businesses within a designated region that fit given search criteria. The Company has also developed a comprehensive suite of eCommerce products that allow businesses to build online storefronts and to create web sites, and a suite of advertising and promotion products, which include systems for coupon-enabling banner advertising and for developing private-label coupon flyers. The Company's products are designed to work together by drawing web consumers to the businesses promoting their products and services through the regional sites of our media partners.

         CityXpress.com's media partners will sell the Company's products to small and mid-sized businesses throughout North America. These businesses require affordable ways for their customers to find them in their local markets and effective means to sell their products and services online. The Company's line of products provide these businesses with the means of targeting advertising and promotions to regional Internet consumers through our business directory and of establishing cost-effective eCommerce storefronts through which to conduct online commerce.

         CORPORATE HISTORY

         The Company was incorporated as a Florida corporation on January 15,1981 as Wicked Wings of Buffalo (Wicked Wings), a non-operating company traded on the NASDAQ OTC Bulletin Board. Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo Search Engine Inc. sold their 100% interest in WelcomeTo Search Engine Inc. to the Company in consideration for 8,510,000 shares of the Company, which represented a controlling interest of 62.5%. This transaction was considered an acquisition of the Company by WelcomeTo Search Engine and was treated as a recapitalization of WelcomeTo Search Engine and the reverse acquisition of the Company by WelcomeTo Search Engine for accounting purposes. For purposes of acquisition, the fair value of the net assets of the Company amounted to $724,989 and was ascribed to the 5,100,000 previously outstanding common shares of the Company deemed to be issued in the acquisition. The reverse acquisition resulted in approximately $225,000 of one-time costs, which were paid by the issuance of shares. The cost of recapitalization has been charged against stockholders' equity.

         On January 27, 1999, the Company acquired 100% of the issued and outstanding shares of Xceedx Technologies Inc., a private British Columbia, Canada company incorporated on February 11, 1994 whose principal business was providing



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Internet technology services and eCommerce software solutions. The acquisition was accounted for by the purchase accounting method in which the results of operations have been included in the Company's accounts from the date of acquisition. The Company issued 6,250,000 common shares for net assets of $562,500.

          On August 27, 1999, the Company changed its name to CityXpress.com Corp. The Company's web site is located at www.cityxpress.com. Information contained in the web site does not constitute a part of this filing.

                  INDUSTRY BACKGROUND.

         The Company operates in the eCommerce industry, providing tools and services that allow small businesses to build an online Internet presence through which they may promote the goods and services they sell. The eCommerce industry is undergoing rapid growth driven by the increasing numbers of consumers who are using the Internet.

         Electronic commerce encompasses a broad spectrum of transactions that are completed on the Internet, including online banking, buying and selling stocks and the purchase of goods or services by individual consumers from businesses. The Company currently competes in the latter niche of the eCommerce market, providing software products and services that can be used by companies to facilitate the sale of their products and services online. The Company currently competes in the North American market but intends to market its products and services internationally when these markets attain a critical mass of users.

         MARKET SIZE

         The Internet market has increased substantially since the World Wide Web became available for commercial use in 1992. In 1999, IBM estimated that there were over 100 million users connected to the Internet, 70 million of whom were in the US, and projected that number to increase to 550 million users world-wide and 140 million users in the US by late 2001. Although such projections vary, there is general agreement that growth of Internet usage and electronic commerce will be rapid and sustained.


         MARKET OPPORTUNITY

         Dun & Bradstreet reports that of the 40 million businesses that exist world-wide, about 2 million have commercial web sites, and 381,500 of these online businesses have active web sites - that is, those that engage customers via two-way communications, customer service and/or electronic commerce. So, presently less than two percent of business web sites can be considered active in this way.

         The eCommerce market is divided into two primary segments, the business-to-business segment (composed of companies whose customers are composed of other businesses) and the business-to consumer segment (composed of retailers selling to individual end users). The major growth to date has taken place in the business-to-business market but the business-to consumer segment is projected to undergo significant growth over the next two years. Revenues in the business-to-consumer segment are forecast to rise from US$4.5 billion in December 1998 to US$15 billion by 2000, and $35 billion by 2002. And, while the US has led the way in Internet and



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eCommerce penetration, non-US sectors represent a significant longer-term opportunity for CityXpress.com.

        Small businesses accounted for only 16% of all eCommerce revenues in 1998, though that was expected to grow to 19% in 1999 and 24% by 2002. Because it is relatively expensive and complicated for individual retailers to drive traffic to their web sites, small businesses have been less successful at capturing eCommerce revenue than large national and multinational consumer products and services companies. This situation creates a compelling opportunity for the Company to meet a very real market need for products that will assist small businesses to build an Internet presence and promote their products and services in their regional markets.



         MARKET SEGMENTS

        STANDALONE STOREFRONTS

         This market segment consists of online storefronts that list only the products or services sold by an individual retailer or wholesaler. These include storefronts that have been established by companies that have a 'bricks and mortar' presence, such as EddieBauer.com, or whose business is conducted entirely on the Internet, such as Amazon.com. These storefronts typically include functionality that allow a purchaser to browse the products listed in the catalog, save items of interest in a shopping cart, and pay for items in the shopping cart by using a credit card.


         ONLINE SHOPPING MALLS

          An online shopping mall offers consumers a collection of standalone storefronts aggregated under "one roof" where consumers can locate merchants and browse for goods, but must go to the merchant's site to complete the transaction. Online shopping malls were the first response to the problem that smaller merchants were facing of being found on the Internet by consumers. By joining a mall, merchants had the opportunity to share in the traffic that the mall was generating through its own promotional efforts.


         ONLINE DEPARTMENT STORES

         Online Department Stores offer consumers a variety of merchandise from multiple vendors and the ability to purchase goods from one or more vendors through a single shopping cart and checkout procedure (rather than going to multiple merchant's sites to complete each purchase). Department stores offer the merchant an entry-level online solution, as the merchant is buying shelf-space along with other merchants in the department store, rather than building and maintaining a standalone storefront. As well, the merchant is not solely responsible for promoting the site and building traffic to it.


         MARKET TRENDS

         Market penetration rates are highest in the upper tier of the market, with major corporations having introduced web-based storefronts, and lowest amongst small and mid-sized business. The difficulty and expense of promoting an online storefront have been inhibitors to development of such sites. This is projected to change over the next



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two years, as more cost-effective means of promoting a storefront's presence, particularly within its regional market, become available.

         Regional portal sites are forecast to provide the vehicle for the growth of regional eCommerce. Jupiter Communications has stated that regional portals will in fact represent "the main avenue through which online customers travel." Regional portals are sites that provide online users with access to information for their geographic communities, featuring news, weather, sports, entertainment, and related local information. Media companies (newspapers, television stations) that have traditionally provided local information to their customers are driving the growth of regional portals. Over the past two years, media companies have devoted considerable resources to building regional Internet sites that offer online users access to the information already being gathered and disseminated through their existing print and broadcast media properties. This trend was first driven by the need to defend traditional sources of revenue, particularly classified advertising revenues, that was being threatened by Internet start-ups offering similar services. As the Internet market developed, media companies saw the opportunity to build new sources of revenue in the online world. The increasing volume of traffic being drawn to their sites meant that they could offer their traditional retail advertisers a range of web-based products analogous to their traditional print offerings. These products, initially banner advertising on the media company's portal site, could readily be integrated into the product line cards carried by their print and broadcast sales forces.

         As the portal sites offered by media companies evolve, a group of promotional products will be offered to allow local business to divert traffic coming into the portal to their eCommerce sites and convert new viewers to customers. These products include:



         BANNER ADVERTISING

         Banner advertising consists of small ads that are rotated and displayed on web pages served up as viewers navigate from page to page on a site. Although still small compared to print and media advertising, banner advertising will generate 153 billion impressions in 1999, according to Jae Kim of Kagan & Associates. This currently represents a $2.0 billion industry, according to The Myers Group, who predicts that it will grow to $32 billion by 2005 when it will represent 8% of total advertising spending.

          National firms currently place the majority of banner advertising but, as the Internet becomes increasingly focussed on providing regional sources of information, the percentage of banner advertising that is placed by regional companies will grow. According to Jupiter Communications, 73% of Web advertising was national in 1997, while only 27% favoured local advertising. Jupiter predicts that by 2002, the balance will have shifted to 46% national and 54% local.


         ONLINE COUPONS

         Another promotional tool that is growing in popularity on the Internet is the online coupon that offers the consumer a discount on the purchase of a product or service. Online coupon promotions currently call for the customer to print the coupon and present it later at a bricks-and-mortar store for redemption. It is expected that coupon promotions will be increasingly offered online, so that the customer can actually redeem the coupon at an online storefront. Coupon-enabling banner ads will thus become an effective means of driving customers to a storefront to purchase promoted products and will help



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reduce the high cost of Internet customer acquisition. Regional portals with their ability to draw large numbers of online viewers will be able to offer online coupon promotions to local retailers to help convert these viewers into customers.

         LOYALTY PROGRAMS

         Loyalty programs have experienced rapid growth over the past 20 years as companies have searched for ways to retain customers in an increasingly value-conscious consumer market. Extending such programs to the web is a natural step in the evolution of these programs. Loyalty products will include points programs where customers are rewarded for purchases by accruing points that can be used to acquire other products or services and member-only flyer sites where merchants communicate current promotions to their customers in a timely fashion through the site or through e-mail notifications.

         CITYXPRESS.COM PRODUCTS

         The Company has developed a regional business directory, a unique coupon-enabling banner ad system, and eCommerce tools for businesses.

         The Company's regional business directory includes a proprietary search engine. The regional business directory technology was developed by the Company to provide an easy way for Internet users to find businesses in a regional market. This service is similar to an online yellow pages. The directory utilizes listings for approximately 12 million businesses provided under a license agreement that the Company has signed with Dun & Bradstreet. Basic business listings are provided free-of charge in the directory, however a business may purchase a Premier Listing to better profile itself. The business directory allows for multiple searching means and the display of search results depends on the listing types under any one category. Premier Listings are displayed at the top of any search followed by basic listings. Banner Ads can also be sold in various positions throughout the directory, allowing businesses to advertise their products and services. The regional business directory is also integrated with CityXpress.com's other eCommerce products.

         The Company's suite of eCommerce products includes:

         XpressDepartment Store: XpressDepartment Store is an Internet software product that allows multi-vendor department stores to be created, product listings to be managed, and orders accepted through a single shopping cart. Orders are split and sent to the appropriate vendor(s). Revenue is generated on a monthly basis by selling product listings in the department store.

         XpressStores Online: XpressStores Online is an Internet software product that allows businesses to build an electronic storefront or catalog through a browser-based Internet application. The business can then administer the site through a browser-based administrative module. This module allows the user to add detailed product information such as part number, description, sale prices and product graphics. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog.

         XpressStores Pro: XpressStores Pro is a software application that allows business users to enhance an electronic storefront or catalog built through XpressStores



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Online by adding additional features and functionality. These include features such as customer-based pricing options, customer-specific catalog views, customized listing forms, and custom buttons and backgrounds. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog.


         XpressStores Enterprise: XpressStores Enterprise is a product that allows web developers to create sophisticated catalogues or storefronts or to customize the business functionality and look-and-feel of an electronic storefront or catalog built through XpressStores Online or XpressStores Pro and populate/manage the site's product listings through a browser-based administrative module. Revenue is generated monthly based on the size of the catalog and number of listings in the catalog.

         The Company's promotional products include:

         XpressListings: Basic business listings in the business directory include company name, address, and telephone number and business web site address. A business may choose to list itself under up to 5 business categories. A business may optionally choose to purchase a Premiere Listing that highlights its listing and provides a 250-character business description. Premier listings are displayed at the top of any search results. Revenue generated by selling Premier Listings on an annual basis. Annual revenue is amortized monthly over the listing year.

         XpressAds: XpressAds consist of banner ads that can be placed in the regional business directory within assigned categories and/or regional markets. XpressAds allow businesses to promote themselves within business categories they target and provide a means for them to generate traffic to their web sites. Revenue is generated by selling banner ads on a monthly basis throughout the business directory and multi-vendor department store. Revenue is recognized in the month in which the ad runs.

         XpressCoupons: The XpressCoupon system provides online businesses with the ability to link a banner ad promoting a specific product directly to the shopping basket of a vendor's eCommerce site. The XpressCoupon system allows the business to set up a discount for the order or against a specific product and interacts with the eCommerce site so that the shopping basket displays both the product and the discount. The XpressCoupons system is designed to build traffic to a company's eCommerce site and decrease the cost of customer acquisition. Revenue is generated by XpressCoupons on a click-through or transactional basis. Each time a user clicks on a XpressCoupon ad, the advertiser is charged a fee. Revenue is recognized in the month in which the transaction fee is generated.

         XpressFlyers: XpressFlyers provide companies with an ability to build and maintain a flyer site containing coupons offering discounts on a range of products. Each company's flyer site can be private labeled or branded, so that the site uses the same look-and-feel as that of their marketing collateral. Flyer sites can be password restricted, so the company can restrict discounts to their club members. Revenue is generated by creating XpressFlyers for companies and charging a transaction fee each time a coupon in the flyer is clicked through.






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         PRODUCT FAMILY DIAGRAM


                                    [CHART]






































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         PRODUCT DEVELOPMENT

         The Company's products have been developed by its internal software development staff. It is a member of the Microsoft Developer Network and is a Microsoft Independent Software Vendor. The Company's product development is based upon industry-standard Microsoft technologies, including Microsoft NT Server, SQL Server and Internet Information Server. As of December 31, 1999, the Company employed 12 developers and software engineers.

         The Company's development efforts focus on extending its products' capabilities in a number of areas, all coupled with its plan of offering regionally-specific value to businesses and consumers.

         To support its products and services and to enhance the content of its media partners' regional portals, the Company has developed business relationships with a number of companies.

         The Company has developed a business relationship with Dun & Bradstreet. Under this business relationship, Dun & Bradstreet provides to the Company business listing content for the Company's regional business directory under an annual License Agreement. This represents approximately 12 million business listings for North America. This information is updated quarterly by Dun & Bradstreet.

         The Company has an agreement with CyberCash, Inc. to provide the Company's customers with secure online credit card processing services when they use any version of XpressStores.

         SALES AND MARKETING.

The Company began actively promoting its products in June 1999. The Company's sales strategy is based on developing and leveraging alliances with media partners and using their sales force to market its products and services to small and mid-sized businesses in their territories. Media partners incorporate our products into their regional portal sites, which typically feature content such as news, weather, business, sports, and entertainment information. As well as providing a local sales force, each media partner promotes their portal within their regional market to build a steady stream of new and repeat traffic to the site. In addition to distributing its products through media companies, the Company is also building other third party relationships to market XpressCoupons and XpressFlyers to large retailers and Internet advertisers.

         In October 1999, the Company signed its first agreement with a media company, Lee Enterprises Inc. Under this agreement, the Company provides its suite of products and support and training for the Lee sales force. Revenue generated from the sale of the Company's products by the Lee sales force is shared by the Company and Lee Enterprises.

         Beginning in November 1999, Lee Enterprises began preparation for the initial roll out the Company's products to a group of its television stations and newspaper sites in four states and 10 locations. By December 1999, Lee Enterprises had completed a roll out to two selected cities. Lee Enterprises operates in 20 states and has 21 daily newspapers, 75 other weekly publications and 9 television stations. Lee has indicated to



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the Company that it intends to roll out the Company's products to all its media locations. The Company has not received any revenue or cash from the agreement to date and does not expect to until early 2000. At this time no forecasts have been prepared to estimate the revenue potential from this agreement with Lee Enterprises.

         CLIENT SERVICES

         The Company provides levels of customer support appropriate to each of its products. Each media partner's individual properties are offered a training program developed by the Company to train its sales representatives on the Company's products and selling techniques for each product. Customer support for software usage issues is provided by a small team and delivered via e-mail and telephone. Listing administrators are assigned to each portal site to validate requests for new regional directory listings and revisions to existing listings, and to schedule banner ads.

         At December 31, 1999, 3 persons were involved in the Company's client services department.

         COMPETITION

         The market for regional eCommerce portal sites has been developing rapidly. Significant competitors include:

                  Zip2, located in Mountain View, California, offers Internet directory solutions. Zip2 is owned by Compaq and has a large number of media alliances and strategic partners.

                  Ticketmaster Online-CitySearch, Inc., located in Pasadena, California is a leading provider of local city guides, local advertising, local news and entertainment and live event ticketing on the internet.

         In addition, several web sites, including major search engines such as Yahoo! and Excite, offer information and news at a city or regional level. The Company believes that it enjoys a competitive advantage over such search engines because of the underlying ability of its search engine to provide business information at a very granular level, down to specific sub-categories and community levels.

         These competitors are larger and have greater financial and other resources than the Company. They do not currently offer integrated eCommerce products, so at this time management of the Company believes that it has a competitive advantage based on its ability to offer businesses a very localized and well-integrated suite of products.

         The market for eCommerce tools is highly competitive. A number of companies offer eCommerce tools which enable small businesses to set up online shops, including Yahoo Store, iCat Commerce Online and Open Market. However, these competitive eCommerce products do not have the advantage of being linked with a regional business directory and search engine offering integrated coupon and flyer technology such as that developed by the Company. The Company believes that its eCommerce tools effectively compete with other eCommerce tools and that it enjoys a competitive advantage because it can offer its customers products designed to drive traffic to their storefronts.



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         There are a number of companies offering electronic coupon-related products on the Internet. These range from "locate-and-print" coupons offered by companies such as HotCoupons and CoolSavings and coupon flyers offered by E-centives that link the coupon to a merchant's web site or a special promotional page. The Company enjoys several competitive advantages with XpressCoupons. As well as a higher degree of coupon-usage security, the Company's products are unique in offering the means of coupon-enabling a banner ad outside the confines of a dedicated flyer site. This means a XpressCoupon can be placed on any high traffic web site and be linked back to the XpressCoupon flyer. Also XpressCoupons and XpressFlyers can be packaged as private branded sites for merchants looking to build a loyalty program for their customers.

         Although the Company continues to aggressively develop the promotional and marketing tools that set it apart from its competition, its competitors are larger and have the resources to introduce competitive offerings similar to those the Company markets.

         INTELLECTUAL PROPERTY.

         The Company regards its software as proprietary and attempts to protect it with a combination of copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, licensing agreements and other methods of protection. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or reverse engineer or obtain and use information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trade secret and other protections are less significant to the Company's success than other factors. These include the knowledge, ability and experience of the Company's personnel and management team, the relationships with its media partners, and its responsive product development programs.

         As the number of software products in the industry increases and the functionality of these products further overlaps, the Company believes that software programs will increasingly become subject to infringement claims. There can be no assurance that third parties will not assert infringement claims against the Company in the future. Any such assertion could require the Company to enter into royalty arrangements or result in costly litigation.

         EMPLOYEES

         As of December 31, 1999, the Company had 22 full-time employees, including 12 in product development, 4 in sales and marketing, 3 in client services and 3 in management and administration. The Company believes that its employee relations historically have been good. The Company's employees are not represented by a collective bargaining organization, and the Company has never experienced a work stoppage.





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FINANCIAL INFORMATION

                  SELECTED FINANCIAL DATA

         The consolidated operating results and financial position of the Company are presented in the following tabulated format. The selected financial data has been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). See Financial Information and Summary of Operational results." The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the audited consolidated financial statements for the year ended June 30, 1999 and 1998, and notes thereto included elsewhere in this registration statement and the unaudited interim consolidated financial statements of the Company for the three months ended September 30, 1999. All figures are presented in U.S. Currency, unless otherwise stated.


================================================================================================================
                                       Fiscal Year        Period Oct. 1997       Three months     Three months
                                          Ended                  to                 Ended             Ended
                                       June 30,1999        June 30, 1998        Sept. 30, 1999    Sept. 30, 1998
----------------------------------------------------------------------------------------------------------------
                                             $                   $                    $                  $
================================================================================================================
Net Sales                                   11,710                    0              4,315                  0

Operating Expenses                       1,658,291            1,096,067            537,776            154,830

Net Loss from Operations                (1,598,228)          (1,096,067)          (505,990)          (154,830)

Net Loss per Share                           (0.12)               (0.13)             (0.02)             (0.02)
================================================================================================================


                                          As at              As at              As at
                                      June 30, 1999      June 30, 1998      Sept. 30, 1999
================================================================================================================
                                            $                  $                  $
-----------------------------------------------------------------------------------------------------------------

Cash                                       234,214            60,778              22,891
Total Current Assets                       302,326            77,372             208,120
Total Assets                             1,208,079           100,175           1,028,704
Total Current Liabilities                  367,047           893,815             269,418

Deferred Tax Liability                     268,000                 0             240,700

Stockholders' Equity  (Deficit)            573,032          (793,640)            518,586

Cash Dividends                                   0                 0                   0
================================================================================================================



                  SUMMARY OF OPERATIONAL RESULTS

         The Company incurred a net loss for the year ended June 30, 1999 of $1,598,228, as compared to a loss of $1,096,067 for the period ended June 30, 1998.



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

Revenue of $11,710 represented eCommerce product sales from Xceedx for the period January 27, 1999 to June 30, 1999. The increase in net loss of $502,161 in the year ended June 30 1999 is attributable to the following factors:

         - Increase of amortization and depreciation for the year of $158,801.
         - Increase cost of employees for the year caused by internal growth and acquisition of companies amounted to $376,000 for the year.

         Sales and marketing costs increased dramatically over the year as the Company beta tested its regional business directory in Vancouver, British Columbia, Canada from March 1999 to July 1999. During this period the Company assembled marketing and sales employees to find companies to utilize the selected products that would later be sold by the sales forces of our media partners. During the beta program the Company gave away its regional business portal products to stress test the regional business directory prior to finalizing the product. In the previous year, the Company had little marketing and sales expenses as it was only developing products. Product development and technology includes the cost of developing the Company's product offerings. All product development costs are expensed as incurred during the year. The acquisition of Xceedx resulted in the capitalization of $935,984, which represents eCommerce technology. This asset is being amortized over three years straight line and charged to the product development and technology cost center. As of June 30, 1999 the amortization was $130,000 and as of September 30, 1999 it was $208,000.

         The year ended June 30, 1999 was spent developing the Company's core Internet technologies, consolidating operations and defining its core market segments. The Company has determined that for it to be successful in its core business market it must partner with media companies which own newspaper and/or television stations in regional markets. As of September 30, 1999, the Company had no agreements with any media companies. The first agreement was signed with Lee Enterprise on October 20, 1999.

         In the quarter ended September 30, 1999 the Company finalized the development of its regional eCommerce business directory, its next version of Internet eCommerce catalog software and XpressCoupons. During the first quarter the Company incurred a net loss for the period of $505,990 compared to $154,830 for the same quarter in 1998, an increase of $351,160. This increase in net loss is the result of increased expenses resulting primarily from the following items in the quarter ended September 30,1999:

         -        Depreciation and amortization of $85,828
         -        Cost of the listing information for the database of $67,231
         -        Salary and consulting costs of $138,077
         -        Promotion and marketing materials of $39,199
         - Increase in general office expenses caused by the increase in employee count of $20,825

                  FINANCING AND LIQUIDITY

         At June 30 1999, the Company had cash of $234,214, a working capital deficiency of $64,721 that included a loan payable of $72,704. As of September 30,

1999, the Company had cash of $22,891, a working capital deficiency of $61,298 that included a loan payable of $71,183. At September 30, 1999, the Company was in default of one of the loan covenants for minimum stockholders' equity. The Company is negotiating with the bank to restructure its credit facilities so that this loan is transferred from the subsidiary to the parent company. The potential exists that if the Company is not successful then this loan could be called for repayment at any time. The bank loan would have to be repaid from operating cash flow. Presently, the bank is still classifying this loan as a term loan and the bank is being repaid at $507 per month.

         As of January 14, 2000, the Company was successful in restructuring the Xceedx credit facility so that the operating line is now with the Company and the minimum stockholders` equity covenants have been removed.

         In the first quarter ended September 30, 1999, the Company raised in four separate private placements a total of $450,790, representing an additional 611,060 common shares of which 45,260 were issued by September 30, 1999 and 565,800 common shares were issued after September 30,1999. Subsequent to September 30, 1999, the Company raised an additional $66,069 by private placement, representing 52,855 common shares.

         Based on the quarterly expenditures for the three months ended September 30, 1999, the Company forecasts minimum annual operating cash requirements of approximately $1.7 million. The Company presently does not have sufficient financial resources to maintain current operations or to undertake all of its planned development programs and capital equipment purchases during the upcoming year. Revenue generated under agreements with a media company will help to offset the Company's cash flow shortfall. The Company is still actively seeking private placements to fund operations. The Company is dependent on obtaining new financing for ongoing operation, capital expenditures and working capital. There is no assurance that such financing will be available when required by or under terms favorable to the Company.

                  BUSINESS RISKS

         The Company faces three significant business risks on a going forward bases:

         - Raising the equity financing needed to operate the Company at its current operating level and providing the operating funds, capital additions and repayment of liabilities in a timely manner. If the Company is unsuccessful in this regard it will be required to reduce operating expenditures to a level that will be in line with cash flows.
         - The Company may be unsuccessful in obtaining additional media partners or the Lee agreement may be unsuccessful in generating revenues. In either case, the Company would have to re-evaluate its business model to determine if there was another partnership arrangement that would provide the economic, cash flow or business advantages it currently believes will be provided by media companies. The Company at this time cannot assess whether it could find other business partners and negotiate favorable terms that would provide the necessary revenue and cash flow required by the Company.
         - A major competitor or new company could dominate the market sector being targeted by the Company. The Company would then have to assess the impact of the situation. The regional eCommerce market sector is large and there may be room for two suppliers to media companies. If not, then the Company would have to assess what other market sector it could successfully target.

              YEAR 2000

         The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information-using year 2000 dates are processed. The effects of the Year 2000 issue may be experienced before, on or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failures, which could affect an entity's ability to conduct normal business operations. The Company has reviewed its vulnerability to the Year 2000 issue under the following main categories:

         - CityXpress.com suite of eCommerce storefront software. All of the Company's product lines have been certified as Year 2000 compliant.
         - The Company's internal accounting and information systems and our software development team's hardware and software are Year 2000 compliant. There have been no material costs associated with the upgrade of the Company's internal systems or for workstation hardware as these upgrades were implemented as normal course scheduled system enhancements where costs would have been incurred regardless of the Year 2000 issue. The Company has tested these internal systems and workstations and believes that they should not be affected by the Year 2000 changeover.
         - Reliance on Lee Enterprises accounting systems. Under its partnership agreement, Lee will invoice the client for all of the Company's products sold by their sales force. The Company has confirmed with Lee Enterprises that their major accounting system is Year 2000 compliant. The Company feels the risk here is minimal.
         - The Company is also vulnerable to third parties that they do business with, such as utility, telephone and Internet providers. The Company can not determine the level of compliance to the Year 2000 issue with these third parties.

         Despite the foregoing, it is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved. However, it is anticipated that any adverse effects associated with the Year 2000 issue as they relate to the Company will be relatively minor. To-date, the Company has experienced no Year 2000 problems.



ITEM 2.           DESCRIPTION OF PROPERTIES

         The Company's principal business office is located at Suite 200, 1727 West Broadway, Vancouver, British Columbia, Canada V6J 4W6. The Company signed a lease agreement for four years commencing on May 1, 1999. Our monthly payments are approximately $8,000 U.S.

         We do not presently own or lease any other property or real estate.


ITEM 3.           SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of December 31, 1999 by (i) each of the Company's directors; (ii) each of the Company's named executive officers; and (iii) all directors and executive officers of the Company as a group; and (iv) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


-----------------------------------------------------------------------------------------------------
Title of Class        Name and Address of                 Amount and Nature of          Percentage of
                      Beneficial Owner                    Beneficial Ownership              Class
-----------------------------------------------------------------------------------------------------
Common Shares     Phil Dubois                                  2,561,250 (1)                11.8%
                  Suite 200 - 1727 West Broadway
                  Vancouver, B.C.
                  V6J 4W6

Common Shares     Ken Bradley                                  2,561,250 (1)                11.8%
                  Suite 200 - 1727 West Broadway
                  Vancouver, B.C.
                  V6J 4W6

Common Shares     Brent Forgeron                               1,130,000 (1)                 5.2%
                  23-1243 Thurlow Street
                  Vancouver, B.C.
                  V6E 1X4

Common Shares     Greg Beaudin                                 1,130,000 (1)                 5.2%
                  321 Cartelier  Road
                  North Vancouver, B.C.
                  V7N 3B6

Common Shares     Freddy Fuller                                1,130,000                     5.2%
                  2538 Ross Road
                  Abbotsford, B.C.
                  V4X 1J3

-----------------------------------------------------------------------------------------------------
All officers and directors as a group (6)                      7,382,500                    34.0% (2)
-----------------------------------------------------------------------------------------------------

(1)  Certain of these shares are subject to transfer restrictions.

(2) The percentages in this table are based on a total number of outstanding common shares equal to 21,672,391. This number does not include issuable under outstanding warrants.

         SECURITY OWNERSHIP OF MANAGEMENT

         We are not aware of any arrangement that might result in a change in control in the future.


ITEM 4.           DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

         DIRECTORS AND OFFICERS

         All directors are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until successors are duly elected and qualified, unless they resign or cease to be directors in accordance with the Company's Articles and Bylaws. The date of our next Annual General Meeting has not been determined. The executive officers of the Company are appointed by the Board of Directors.

         At our last Annual General Meeting on August 25, 1999, the following persons were directors and/or executive officers:

--------------------------------------------------------------------------
                                                DIRECTOR/OFFICER
NAME AND PRESENT OFFICE HELD                    EMPLOYEE SINCE
--------------------------------------------------------------------------
Phil M Dubois                                   January 27, 1999
President & CEO, Director
--------------------------------------------------------------------------
Ken R Bradley                                   January 27, 1999
Chief Operating Officer & CFO, Director
--------------------------------------------------------------------------
Brent Forgeron                                  January 27, 1999
Vice President
--------------------------------------------------------------------------
Ken Spencer                                     August 3, 1999
Chairman, Director
--------------------------------------------------------------------------
Bob Smart                                       August 25, 1999
Director
--------------------------------------------------------------------------
Ian Thomas                                      August 25, 1999
Director
--------------------------------------------------------------------------


         The following is a brief biography of each of the executive officers and directors listed above:

PHIL M. DUBOIS, age 52, has been President, CEO and a director since the acquisition of Xceedx on January 27, 1999. The Financial Post recognized Xceedx, a company he co-founded in 1996, as one of the 25 Up & Coming Technology Companies in Canada. Between 1992 and 1994, Phil was President and CEO of Modatech Systems Inc., a company he established as one of the early leaders in the North American sales force automation marketplace. Phil is the chair and a director of AceTech, a not-for-profit association of high tech CEOs, and a director of the BC Softworld Society.

KEN R. BRADLEY, age 52, is Chief Operating Officer, CFO and a director since the acquisition of Xceedx on January 27, 1999. With over 25 years in finance and administration, including 12 years with technology companies, Ken has a solid background in finance and operations management. Prior to co-founding Xceedx in 1996, he was Vice President, Finance and Administration at Modatech Systems Inc. His past experience also includes serving as Regional Controller at Domtar Packaging; Manager of Finance and Administration at Mobile Data International Inc. and Corporate Controller at Canadian Auto Carriers. Ken is a Certified Management Accountant.

BRENT FORGERON, age 30, co-founded CityXpress.com Corp after completing graduate degrees in business from both Simon Fraser University and the British Columbia Institute of Technology. In 1998, he guided the Company's initial financing, growth and development. In January 1999, after the acquisition of Xceedx Brent assumed responsibility developing the strategic media alliances the Company is now pursuing.

KEN SPENCER, age 55, has been Chairman and a director since August 3, 1999. Ken is the retired CEO and co-founder of Creo Products. Founded in 1983 with two people, Creo has grown from a start-up to 6,000 employees in BC, the United States, Europe and Israel. Creo is a technology company that manufactures complex, high-value equipment utilizing precision mechanics, digital design, lasers, optics and software for the printing industry. Ken serves on the board of Creo, De Novo Enzymes, Science World and the BC Institute of Technology and is Chair of Spectrum Signal Processing.

BOB SMART: age 49, has been a director since August 25, 1999. Bob has over 20 years of senior management experience in a cross section of industry sectors, including Internet software development, corporate finance, and outdoor advertising. Bob served with The Jim Pattison group, one of Canada's largest private corporations, as President of two advertising media companies, Trans Ad and Seaboard Advertising.

IAN THOMAS, age 53, has been a director since August 25, 1999. Founded in 1979, Thomas Consultants Inc. presently operates offices in Vancouver, Toronto, and the Gold Coast (Australia). Currently working in over thirty countries around the world, his firm specializes in the planning and development of large-scale retail projects and undertakes strategic planning assignments for major national and international retailers. Ian sits on the Board of Trustees of the International Council of Shopping Center's Education Foundation in New York and is a director of Future Shop, North America's third largest electronics chain.

         Members of the Board of Directors are elected by the Company's shareholders. The Board of Directors meets periodically to review significant developments affecting the Company and to act on matters requiring Board approval. Although the Board of Directors delegates many matters to others, it reserves certain powers and functions to itself. The Company's Audit Committee comprises Ken Spencer, Bob Smart and Phil Dubois. The Audit Committee is directed to review the scope, costs and results of the independent audit of the Company's books and records, the results of the annual audit with management and the adequacy of the Company's accounting, financial and operating controls; to recommend annually to the Board of Directors the selection of the independent auditors; to consider proposals made by the Company's independent auditors for consulting work; and to report to the Board of Directors, when so requested, on any accounting or financial matters. The Compensation Committee consists of Ken Spencer, Ian Thomas and Ken Bradley. The role of this committee is to set executive compensation for the senior executives and administer the 0ptions Plan for executive officers and employees.

         None of our directors or executive officers is a party to any arrangement or understanding with any other person pursuant to which he was elected as a director or officer. None of our directors or executive officers has any family relationship with any other officer or director.

         None of our officers or directors have been involved in the past five years in any of the following: (1) bankruptcy proceedings; (2) subject to criminal proceedings or convicted of a criminal act; (3) subject to any order, or decree entered by any court limiting in any way his or her involvement in any type of business, securities or banking activities; or (4) subject to any order for violation of federal or state securities laws or commodities laws.


ITEM 5.           REMUNERATION OF DIRECTORS AND OFFICERS

         As of January 27, 1999, the Company's executive officers consisted of Phil Dubois, President and CEO, Ken R. Bradley, Chief Operating Officer and CFO, and Brent Forgeron, Vice President.

         During the year ended June 30, 1999, salary compensation was paid to our executive officers. The following table contains information concerning compensation paid to named executive officers for the financial year ended June 30, 1999 and for the period ended June 30, 1998.






------------------------------------------------------------------------------------------------------------
                                              SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------

                                 ANNUAL COMPENSATION                LONG-TERM COMPENSATION
                              ------------------------     -------------------------------------

                                                                   AWARDS              PAY-OUTS
                                                           -------------------------------------
                                                 OTHER                    SECURITIES    LTIP
                                                 ANNUAL    RESTRICTED-     UNDER-      PAYOUTS       ALL OTHER
                                                 COMPEN-     STOCK          LYING                     COMPEN-
NAME AND                      SALARY    BONUS    SATION     AWARD(S)      OPTIONS/                    SATION
PRINCIPAL POSITION    YEAR      ($)      ($)       ($)        ($)         SARS(#)                       ($)
------------------------------------------------------------------------------------------------------------

Phil Dubois           1999    21,846     nil       nil                 nil                              nil
President & CEO       1998     nil       nil       nil                 nil                              nil

Ken Bradley,          1999    21,846     nil       nil                 nil                              nil
COO & CFO             1998     nil       nil       nil                 nil                              nil

Brent Forgeron        1999    32,769     nil       nil                 nil                              nil
Vice President        1998    10,867     nil       nil                 nil                              nil
------------------------------------------------------------------------------------------------------------

STOCK OPTIONS

         During the year ended June 30, 1999, no stock options or share purchase options were granted to or exercised by any of our executive officers and no long-term incentive plans were made to our executive officers. Therefore, no share purchase options were outstanding during the year ended June 30, 1999. Also, we do not have a defined benefit or actuarial plan.

         At the Annual General Meeting on August 25, 1999, the shareholders approved a stock option plan, which reserved the granting of 2,000,000-share purchase options under the plan. Subsequently, 675,000 share purchase options were granted to acquire common shares to employees. The stock option plan is exercisable over a four-year period ending on July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000. As of December 31, 1999 no share purchase options have been granted to any officers or directors of the Company.

         The following table summarizes information concerning options granted and or paid to named executive officers during the Company's financial year ended June 30, 1999 and to December 31, 1999.


------------------------------------------------------------------------------------------------------
                             OPTIONS / SAR GRANTS IN LAST FINANCIAL YEAR
------------------------------------------------------------------------------------------------------
                                          INDIVIDUAL GRANTS
------------------------------------------------------------------------------------------------------
                     NUMBER OF      % OF TOTAL    EXERCISE OR                MARKET VALUE OF COMMON
                     SECURITIES    OPTIONS/SARS    BASE PRICE              SHARES UNDERLYING OPTIONS
        NAME         UNDERLYING     GRANTED TO       ($/SH)    EXPIRATION     ON THE DATE OF GRANT
                    OPTIONS/SARS   EMPLOYEES IN                   DATE          ($/COMMON SHARE)
                      GRANTED       FISCAL YEAR
------------------------------------------------------------------------------------------------------
Phil Dubois (1)         Nil             Nil           Nil          Nil                Nil
------------------------------------------------------------------------------------------------------

Ken Bradley (1)         Nil             Nil           Nil          Nil                Nil
------------------------------------------------------------------------------------------------------

Brent Forgeron (1)      Nil             Nil           Nil          Nil                Nil
------------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by the Company to executive officers during the year ended June 30, 1999 and to December 31, 1999

         The following is a summary of the share purchase options exercised by the Company's directors, officers, and employees during the financial year ended June 30, 1999 and to December 31, 1999:


------------------------------------------------------------------------------------------------
                        AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
                     FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION/SAR VALUES
------------------------------------------------------------------------------------------------
                                                                                 VALUE OF
                      COMMON SHARES                    UNEXERCISED OPTIONS      UNEXERCISED
         NAME          ACQUIRED ON    AGGREGATE VALUE      AT FINANCIAL        IN-THE-MONEY
                       EXERCISE (#)    REALIZED ($)          YEAR-END         OPTIONS/SARS AT
                                                                            FINANCIAL YEAR-END
                                                                                    ($)
------------------------------------------------------------------------------------------------
Phil Dubois (1)            Nil              Nil                Nil                  Nil
------------------------------------------------------------------------------------------------

Ken Bradley (1)            Nil              Nil                Nil                  Nil
------------------------------------------------------------------------------------------------

Brent Forgeron (1)         Nil              Nil                Nil                  Nil
------------------------------------------------------------------------------------------------

Ken Spencer (1)            Nil              Nil                Nil                  Nil
------------------------------------------------------------------------------------------------

Bob Smart (1)              Nil              Nil                Nil                  Nil
------------------------------------------------------------------------------------------------

Ian Thomas (1)             Nil              Nil                Nil                  Nil
------------------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by the Company to executive officers during the year ended June 30, 1999 and to December 31, 1999


         The following is a summary of long-term incentive plans granted to the Company's directors, officers and employees during the financial year ended June 30, 1999 and to December 31, 1999:


----------------------------------------------------------------------------------------
                    LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
----------------------------------------------------------------------------------------
                       NUMBER OF     PERFORMANCE
                     SHARES, UNITS     OR OTHER
        NAME            OR OTHER     PERIOD UNTIL  THRESHOLD       TARGET       MAXIMUM
                         RIGHTS     MATURATION OR   ($ OR #)      ($ OR #)      ($ OR #)
                           #           PAY-OUT
----------------------------------------------------------------------------------------

Phil Dubois (1)           Nil            Nil            Nil          Nil          Nil
----------------------------------------------------------------------------------------

Ken Bradley (1)           Nil            Nil            Nil          Nil          Nil
----------------------------------------------------------------------------------------

Brent Forgeron (1)        Nil            Nil            Nil          Nil          Nil
----------------------------------------------------------------------------------------

Ken Spencer (1)           Nil            Nil            Nil          Nil          Nil
----------------------------------------------------------------------------------------

Bob Smart (1)             Nil            Nil            Nil          Nil          Nil
----------------------------------------------------------------------------------------

Ian Thomas (1)            Nil            Nil            Nil          Nil          Nil
----------------------------------------------------------------------------------------

NOTE: (1) There were no options granted by us during the year ended June 30, 1999 and to December 31, 1999

         DESCRIPTION OF 1999 STOCK OPTION PLAN

         The Company's 1999 Stock Option Plan (the "Stock Option Plan") was adopted by the Board of Directors and approved by the Company's shareholders in August 1999. The purpose of the Plan is to reward the contributions made to the Company by employees, directors and consultants, to provide such persons with additional incentive to devote themselves to the future success of the Company, and to improve the ability of the Company to attract, retain and motivate individuals upon whom the Company's sustained growth and financial success depend. Pursuant to the Stock Option Plan, the Company may grant or issue stock options to directors, officers, advisors and employees of the Company or any other person or company engaged to provide ongoing services to the Company. As of December 1, 1999, the Company has granted a total of 675,000 share purchase options to employees. The stock option plan is exercisable over a four-year period ending on July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.

         A total of 2,000,000 shares of Common Stock have been reserved for issuance under the Stock Option Plan of which 675,000 have been granted to employees. The Board of Directors determines the terms and provisions of the stock options granted under the Stock Option Plan.

         The Stock Option Plan may be amended at any time by the Board of Directors, although certain amendments may require shareholder approval. The Board of Directors may terminate the Stock Option Plan at any time.

         COMPENSATION OF DIRECTORS

         Directors receive no compensation for serving as Directors.

         EXECUTIVE OFFICERS CONSULTING AGREEMENT

         On January 21, 1999, the Company entered into separate Consulting Agreements with Phil Dubois, and with Ken Bradley, named executive officers of the Company. Pursuant to these Consulting Agreements, Mr. Dubois and Mr. Bradley provide corporate financing and business strategy consulting services to and on behalf of the Company and each receive compensation of $6,000 Canadian per month.

         Each consulting agreement is for a term of two years. The Company may renew either or both of the consulting agreements for successive terms of a duration decided by the Company by written notice to the other party. Absent agreement by the parties or notice by the Company, each of the Consulting Agreements automatically renews for a one-year term. Each consulting agreement contains confidentiality and certain non-compete provisions. Each consulting agreement provides that the Company determines what corporate benefit plans and programs Mr. Dubois or Mr. Bradley will participate in and the terms of such participation.

         The Company has the right to terminate Mr. Dubois at any time for legal cause without notice or payment to him. If the Company terminates the consulting agreement of Mr. Dubois without cause, the Company is obligated to pay him $12,000 Canadian for each month remaining in the term of the Consulting Agreement.

         The Company has the right to terminate Mr. Bradley at any time for legal cause without notice or payment to him. If the Company terminates the Consulting Agreement of Mr. Bradley without cause, the Company is obligated to pay him $12,000 Canadian for each month remaining in the term of the Consulting Agreement.

         Either Mr. Dubois or Mr. Bradley may terminate his Consulting Agreement on three- (3) month's prior notice to the Company.


ITEM 6.           INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTIONS

         Except for (a) the issuance of shares of its stock to Mr. Forgeron pursuant to the Acquisition Agreement between WelcomeTo Search Engine, Inc. and the Company and the issuance of shares of its stock to Messrs. Dubois and Bradley pursuant to the Acquisition Agreement between Xceedx Technologies, Inc. and the Company, (b) the compensation described herein, and (c) advances to and by certain officers to cover expenses, all of which were reimbursed or repaid without interest, no director, executive officer, holder of ten percent of the Company's outstanding common stock, or any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company, to the Company's knowledge, had a material interest either direct or indirect, in any particular transaction or series of transactions to which the Company or any subsidiary was a party, during the two fiscal years ended June 30, 1998 and 1999, and to December 31, 1999.


ITEM 7.           DESCRIPTIONS OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share.

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock, as such, have no preemptive, subscription, redemption or conversion rights, and there are no sinking fund provisions applicable to the Common Stock.

         The transfer agent and registrar for the Company's Common Stock is Interwest Transfer Co. Inc.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Shares of the Company's Common Stock trade on the OTCBB under the symbol CYXP. The following table at month end sets forth the range of high and low bid quotations (as reported by NASDAQ) for the period October 30, 1998 to December 30,1999:

MONTH                      HIGH BID                  LOW BID
ENDED                      --------                  -------
-----
October 30,1998            4.0625                    2.7500
November 30, 1998          3.0000                    2.5625
December 31,1998           2.1250                    2.0000
January 29,1999            7.2500                    5.8750
February 26,1999           4.0625                    3.8750
March 31, 1999             6.4375                    4.9375
April 30,1999              3.9688                    3.8438
May 28,1999                2.9688                    2.7500
June 30,1999               2.4375                    2.0625
July 30,1999               2.5000                    2.4375
August 31,1999             1.7500                    1.6875
September 30,1999          1.5000                    1.3750
October 31, 1999           1.2500                    1.1250
November 30,1999           0.8438                    0.6875
December 31,1999           0.3750                    0.3600



         On December 31, 1999 the last reported sale price of the Common Stock, as reported by NASDAQ was $0.3750 per share.

         As of December 31, 1999 there were 186 holders of record of shares of the Company's Common Stock.

         The Company has not declared or paid any cash dividends on its Common Stock since inception, and the Company's Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.


ITEM 2.           LEGAL PROCEEDINGS

         There are no pending legal proceedings to which the Company is a party, which could have a material adverse effect on the Company.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.


ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         Prior to the reverse acquisition of CityXpress.com WelcomeTo had issued 8,510,000 common shares for cash and services in private offerings under Section 4(2) of the Securities Act of 1933 as amended (the "Securities Act"). Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo sold their 100% interest in WelcomeTo to CityXpress.com for 8,510,000 shares in CityXpress.com which represented a controlling interest of approximately 62.5%. For accounting purposes this transaction was considered the recapitalization of WelcomeTo and the acquisition of CityXpress.com by WelcomeTo. The reverse acquisition resulted in one-time costs of $225,000, which were paid for by the issuance of 450,000 common shares issued in an offering exempt from registration under Regulation S promulgated under the Securities Act. At the time of acquisition, CityXpress.com had outstanding shares totaling 5,100,000. After the acquisition total common shares outstanding were 13,610,000.

         In January 1999, CityXpress.com acquired all of the issued and outstanding shares of Xceedx by exchanging one share of CityXpress.com for each share of common stock of Xceedx. As a result CityXpress.com issued 6,250,000 shares of common stock in a private offering under section 4(2) of the Securities Act. No fees or commissions were paid in connection with the transaction.

         In May 1999, the Company issued 33,333 shares of common stock at a purchase price of $3.00 per share for a total offering of $99,999. This offering was made to seven subscribers outside the United States. The offering was not underwritten. The offering was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction.

         In June 1999, the Company accepted subscription agreements for 177,860 shares of common stock at a purchase price of $1.50 per share for a total offering of $266,790. The shares were issued after the year ended June 30, 1999. This offering was made to five subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on June 10, 2000 and June 10, 2001 respectively.

         In July 1999, the Company issued 45,260 shares of common stock at a purchase price of $1.50 per share for a total offering of $67,890. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on July 14, 2000 and July 14, 2001 respectively.

         In August 1999, the Company accepted a subscription agreement for 100,000 shares of common stock at a purchase price of $1.50 per share for a total offering of $150,000. The shares were issued after the quarter ending September 30, 1999. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each during the first year and $2.00 during the second year. The warrants expire on August 15, 2000 and August 15, 2001 respectively.

         In September 1999, the Company accepted a subscription agreement for 140,000 shares of common stock at a purchase price of $0.50 per share for a total offering of $70,000. The shares were issued after the quarter ending September 30, 1999. This offering was made to one subscriber outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on September 30, 2000 and September 30, 2001 respectively.

         In September 1999, the Company accepted a subscription agreement for 325,800 shares of common stock at a purchase price of $0.50 per share for a total offering of $162,900. The shares were issued after the quarter ending September 30, 1999. This offering was made to two subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on September 30, 2000 and September 30, 2001 respectively.

         In December 1999, the Company accepted a subscription agreement for 540,138 shares of common stock at a purchase price of $0.50 per share for a total offering of $270,069. The shares were issued after the quarter ending December 31, 1999. This offering was made to three subscribers outside the United States. The offering was not underwritten. The sale was exempt from registration under Regulation S promulgated under the Securities Act. No placement agent was retained in connection with the offering. No fees or commissions were paid in connection with the transaction. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $0.50 each during the first year and $0.75 during the second year. The warrants expire on December 10, 2000 and December 10, 2001 respectively.



ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. Section 607.0831 of the Florida 1989 Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the Company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless:
(a) the director breach or failed to perform his or her duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (2) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (3) a circumstance under which the liability provisions of Section
607.0834 (liability for unlawful distributions); (4) in a proceeding by or in the right of the Company to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the Company, or willful misconduct; or (5) in a proceeding by or in the right of someone other than the Company or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

         The Company's Articles of Incorporation provide that the Company has the power, in its bylaws or in any resolution of its shareholders or directors, to undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined to be in the best interest of the Company, and in conjunction therewith, to procure, at the Company's expense, policies of insurance.

         Section 607.0850 of the Florida Act provides that the Company has the power to: (a) indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and (b) indemnify any person who was or is a party to any proceeding by, or in the right of, the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses and amounts paid in settlement not exceeding, in the judgment of the Company's Board of Directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Company, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application, that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses. which such court shall deem proper. To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in (a) or (b) above, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

         In addition, expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the Company in advance of the final disposition of such proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification by the Company pursuant to Section 607.0850.

         Pursuant to Section 607.0850(9) of the Florida Act, unless the Company's Articles of Incorporation provide otherwise, (the Company's Articles of Incorporation do not provide otherwise) notwithstanding the failure of the Company to provide indemnification, and despite any contrary determination of the Company's Board of Directors or shareholders in the specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply for indemnification or advancement of expense, or both, to the court conducting the proceeding or to another court of competent jurisdiction.

         Pursuant to Section 607.0850(12) of the Florida Act, the Company is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the Company would have the power to indemnify the person against such liability under the provisions of Section 607.0850 of the Florida Act.

         The Company has not agreed to indemnify its officers and directors as permitted by Section 607.0850 of the Florida Act. The Company does not maintain indemnification insurance for its officers and directors.

                                    PART F/S

FINANCIAL STATEMENTS

         Audited Consolidated Financial Statements of Cityxpress.com Corp. (formerly WelcomeTo Search Engine, Inc.) as at June 30, 1999.

         Audited Combined Financial Statements of Xceedx Technologies Inc. for the years ended January 14, 1999 and 1998.

         Unaudited Consolidated Financial Statements of CityXpress.com Corp. as at September 30, 1999 and 1998.

         Unaudited Consolidated Pro Forma Statement of Operations of CityXpress.com Corp. for the year ended June 30, 1999.

                                PART III EXHIBITS

Exhibit
Number         Description
------         -----------
1.             Articles of Incorporation of Wicked Wings of Buffalo Inc.
               effective January 15, 1981.

2.             Articles of amendment of Wicked Wings of Buffalo Inc. effective
               August 3, 1998.

3.             Articles of name change from Wicked Wings of Buffalo to WelcomeTo
               Search Engine, Inc. effective January 7, 1999.

4.             Articles of name change from WelcomeTo Search Engine, Inc. to
               CityXpress.com Corp. effective September 2, 1999.

5.             Bylaws of CityXpress.com Corp.

6.             Acquisition Agreement by and between WelcomeTo Search Engine,
               Inc. and Xceedx Technologies Inc. dated January 27, 1999.

7.             Acquisition Agreement by and between WelcomeTo Search Engine,
               Inc. and WelcomeTo Search Engine Inc. dated January 7, 1999.

8.             Pooling Agreement by and between The Shareholders of WelcomeTo
               Search Engine, Inc. listed on Schedule A to the Agreement and
               Russell & DuMoulin dated as of December 11, 1999.

9.             Voluntary Pooling Agreement by and between the undersigned
               Shareholders of WelcomeTo Search Engine, Inc., WelcomeTo Search
               Engine, Inc. and Russell & DuMoulin dated as of December 11,
               1999.

10.            Stock Option Agreement.

11.            Service Agreement by and between WelcomeTo Search Engine, Inc.
               and Phil Dubois, dated January 21, 1999.

12.            Service Agreement by and between WelcomeTo Search Engine, Inc.
               and Ken R. Bradley, dated January 21, 1999.

13.            Data and service Agreement by and between WelcomeTo Search
               Engine, Inc. and Dun and Bradstreet dated March 7, 1999.

14.            Strategic Partner Agreement by and between CityXpress.com Corp.
               and Lee Enterprises Incorporated.

15.            Ernst & Young consent letter.

                     LIST OF SUBSIDIARIES OF THE REGISTRANT

1.       WelcomeTo Search Engine Inc.

2.       Xceedx Technologies Inc.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2000

CITYXPRESS.COM CORP



By: /s/ Ken Bradley
    ----------------
    Ken Bradley, Chief Operating Officer & C.F.O.

                               CONSOLIDATED FINANCIAL STATEMENTS


                               CITYXPRESS.COM CORP.
                               (A DEVELOPMENT STAGE ENTERPRISE)
                               (FORMERLY WELCOMETO SEARCH ENGINE, INC.)



                               JUNE 30, 1999






                                                           [ERNST & YOUNG LOGO]

                          INDEPENDENT AUDITORS' REPORT




To the Shareholders of
CITYXPRESS.COM CORP.

We have audited the accompanying consolidated balance sheet of CITYXPRESS.COM CORP. (a development stage enterprise) as of June 30, 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended and for the period from October 27, 1997 (date of incorporation) through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of June 30, 1998, and for the period October 27, 1997 (date of incorporation) through June 30, 1998, were audited by other auditors whose report dated August 10, 1998 expressed an unqualified opinion on these statements. The financial statements for the period October 27, 1997 (date of incorporation) through June 30, 1998 include total revenues and net loss of $nil and $1,096,067, respectively. Our opinion on the statements of operations, stockholders' deficit, and cash flows for the period October 27, 1997 (date of incorporation) through June 30, 1999, insofar as it relates to amounts for prior periods through June 30, 1998, is based solely on the report of other auditors.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CityXpress.com Corp. at June 30, 1999 and the consolidated results of its operations and its cash flows for the year then ended and the period from October 27, 1997 (date of incorporation) through June 30, 1999, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                           Ernst & Young LLP
Vancouver, Canada,
September 24, 1999.                                      Chartered Accountants


                             [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS
                [See Nature of Business and Liquidity - Note 1]

As at June 30                                     (expressed in U.S. dollars)



                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------

ASSETS [note 7]
CURRENT
Cash                                                                   234,214             60,778
Accounts and other receivables                                          29,350             15,072
Prepaid expenses and deposits                                           38,762              1,522
-------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                   302,326             77,372
-------------------------------------------------------------------------------------------------
Property and equipment, net [note 4]                                    99,769             22,803
eCommerce technology, net [note 5]                                     805,984                 --
-------------------------------------------------------------------------------------------------
                                                                     1,208,079            100,175
=================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Bank indebtedness [note 7]                                               7,999                 --
Accounts payable and accrued liabilities [note 6]                      280,154            893,815
Deferred revenue                                                         6,190                 --
Loan payable [note 7]                                                   72,704                 --
-------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                              367,047            893,815
-------------------------------------------------------------------------------------------------
Deferred tax liability [note 10]                                       268,000                 --
-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                      635,047            893,815
-------------------------------------------------------------------------------------------------
Commitments and contingencies [note 9]
STOCKHOLDERS' EQUITY
Share stock [note 8]
  Common stock, $0.001 par value, 50,000,000                            11,383                 --
  authorized, issued and outstanding - 19,893,333 in 1999
  and 800 in 1998
  Additional paid in capital                                         3,236,319            276,908
Other accumulated comprehensive income [note 2[g]]                      19,625             25,519
Deficit accumulated during the development stage                    (2,694,295)        (1,096,067)
-------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                             573,032           (793,640)
-------------------------------------------------------------------------------------------------
                                                                     1,208,079            100,175
=================================================================================================

See accompanying notes

On behalf of the Board:


                                    Director                      Director

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  (expressed in U.S. dollars)



                                                                   PERIOD FROM        PERIOD FROM
                                                                OCTOBER 27, 1997   OCTOBER 27, 1997
                                                  YEAR ENDED     (INCEPTION) TO     (INCEPTION) TO
                                                   JUNE 30,         JUNE 30,           JUNE 30,
                                                     1999             1998               1999
                                                       $                $                  $
-------------------------------------------------------------------------------------------------

REVENUE                                               11,710                --             11,710
-------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                                  154,903             3,886            158,789
Product development and technology                   509,372            73,223            582,595
Finance and administration                           994,016         1,018,958          2,012,974
-------------------------------------------------------------------------------------------------
                                                   1,658,291         1,096,067          2,754,358
-------------------------------------------------------------------------------------------------
Net losses from operations                        (1,646,581)       (1,096,067)        (2,742,648)
Interest and miscellaneous income                      2,353                --              2,353
Deferred income tax recovery [note 10]                46,000                --             46,000
-------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                           (1,598,228)       (1,096,067)        (2,694,295)
=================================================================================================

COMPREHENSIVE LOSS
Net loss for the period                           (1,598,228)       (1,096,067)        (2,694,295)
Foreign currency translation                          (5,894)           25,519             19,625
-------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                (1,604,122)       (1,070,548)        (2,674,670)
=================================================================================================

Basic and diluted loss per share [note 8[b]]           (0.12)            (0.13)
=================================================================================================

See accompanying notes

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED STATEMENTS OF
                             STOCKHOLDERS' DEFICIT

                                                    (expressed in U.S. dollars)

                                                                                                         OTHER
                                                                                       ACCUMULATED    ACCUMULATED     ADDITIONAL
                                                                         COMMON        DEVELOPMENT   COMPREHENSIVE      PAID-IN
                                                                          STOCK       STAGE DEFICIT      LOSS           CAPITAL
                                                                            #               $              $               $
--------------------------------------------------------------------------------------------------------------------------------

[note 1[b]]
Deemed common shares issued to founders for cash                             800             --             --               5
Deemed common shares issued for services                                      30             --             --          30,521
Deemed common shares issued for investment                                    50             --             --          17,033
Deemed common shares issued for cash                                          10             --             --           3,406
Acquisition and cancellation of shares                                       (90)            --             --              --
Deemed common shares to be issued                                             --             --             --         225,943
Net loss for the period                                                       --     (1,096,067)            --              --
Foreign currency translation                                                  --             --         25,519              --
------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998 [note 1[b]]                           800     (1,096,067)        25,519         276,908
Deemed common shares issued for services rendered
   in prior year [note 8[a][i]]                                        4,739,200             --             --         863,718
Deemed common shares issued for services rendered
   in current year [note 8[a][i]]                                      1,337,248             --             --         253,936
Deemed common shares issued for cash pursuant to
   warrants exercised                                                    237,667             --             --          40,337
Deemed common shares issued to
   charitable organizations [note 8[a][ii]]                               80,000             --             --          15,207
Prior year's subscription shares issued in current year                1,516,380             --             --              --
Deemed common shares issued pursuant to private placement                598,705             --             --         175,805
Issue costs                                                                   --             --             --         (32,487)
------------------------------------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                               8,510,000     (1,096,067)        25,519       1,593,424
Acquisition of CityXpress.com by WelcomeTo [note 1[b]]                 5,100,000             --             --         719,889
Acquisition of Xceedx [note 3]                                         6,250,000             --             --         556,250
Shares to be issued for services rendered [notes 1 and 8[a][iii]]             --             --             --         225,000
Finders fees acquisition costs [notes 1 and 8[a][iii]]                        --             --             --        (225,000)
Shares issued pursuant to private placement                               33,333             --             --          99,966
Net loss for the period                                                       --     (1,598,228)            --
Foreign currency translation                                                                 --         (5,894)
------------------------------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                       19,893,333     (2,694,295)        19,625       2,969,529
Shares to be issued [notes 8[a][iii] and [iv]]                           627,860             --             --         266,790
------------------------------------------------------------------------------------------------------------------------------
                                                                      20,521,193     (2,694,295)        19,625       3,236,319
==============================================================================================================================

                                                                           COMMON          TOTAL
                                                                        STOCK ISSUED   STOCKHOLDERS'
                                                                       AND OUTSTANDING    EQUITY
                                                                              $              $
----------------------------------------------------------------------------------------------------

[note 1[b]]
Deemed common shares issued to founders for cash                               --               5
Deemed common shares issued for services                                       --          30,521
Deemed common shares issued for investment                                     --          17,033
Deemed common shares issued for cash                                           --           3,406
Acquisition and cancellation of shares                                         --              --
Deemed common shares to be issued                                              --         225,943
Net loss for the period                                                        --      (1,096,067)
Foreign currency translation                                                   --          25,519
-------------------------------------------------------------------------------------------------
Deemed outstanding as of June 30, 1998 [note 1[b]]                             --        (793,640)
Deemed common shares issued for services rendered
   in prior year [note 8[a][i]]                                                --         863,718
Deemed common shares issued for services rendered
   in current year [note 8[a][i]]                                              --         253,936
Deemed common shares issued for cash pursuant to
   warrants exercised                                                          --          40,337
Deemed common shares issued to
   charitable organizations [note 8[a][ii]]                                    --          15,207
Prior year's subscription shares issued in current year                        --              --
Deemed common shares issued pursuant to private placement                      --         175,805
Issue costs                                                                    --         (32,487)
-------------------------------------------------------------------------------------------------
Deemed outstanding as of January 7, 1999                                       --         522,876
Acquisition of CityXpress.com by WelcomeTo [note 1[b]]                      5,100         724,989
Acquisition of Xceedx [note 3]                                              6,250         562,500
Shares to be issued for services rendered [notes 1 and 8[a][iii]]              --              --
Finders fees acquisition costs [notes 1 and 8[a][iii]]                         --              --
Shares issued pursuant to private placement                                    33          99,999
Net loss for the period                                                        --      (1,598,228)
Foreign currency translation                                                   --          (5,894)
-------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1999                                            11,383         306,242
Shares to be issued [notes 8[a][iii] and [iv]]                                 --         266,790
-------------------------------------------------------------------------------------------------
                                                                           11,383         573,032
=================================================================================================

See accompanying notes

[ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                    (expressed in U.S. dollars)



                                                                      PERIOD FROM        PERIOD FROM
                                                                   OCTOBER 27, 1997   OCTOBER 27, 1997
                                                   YEAR ENDED       (INCEPTION) TO     (INCEPTION) TO
                                                    JUNE 30,           JUNE 30,           JUNE 30,
                                                      1999               1998               1999
                                                        $                  $                  $
-------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the period                               (1,598,228)       (1,096,067)        (2,694,295)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Amortization [note 5]                             130,000                --            130,000
   Depreciation [note 4]                              28,801               363             29,164
   Gain on disposal of assets                            (28)               --                (28)
   Shares issued for services                        269,143            30,521            299,664
   Write-down of investment                               --             3,406              3,406
   Deferred income tax recovery                      (46,000)               --            (46,000)
Changes in operating assets and liabilities
   Accounts and other amounts receivable                (778)          (15,347)           (16,125)
   Prepaid expenses and deposits                     (37,240)           (1,557)           (38,797)
   Accounts payable and accrued liabilities          202,303           915,659          1,117,962
   Deferred revenue                                    6,190                --              6,190
-------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES             (1,045,837)         (163,022)        (1,208,859)
-------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of loan payable                             (2,662)               --             (2,662)
Proceeds from stock issued and to be issued, net     510,107           248,720            758,827
Proceeds from exercise of warrants                    40,337                --             40,337
Borrowings under bank indebtedness                     7,999                --              7,999
-------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES            555,781           248,720            804,501
-------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Proceeds on disposition of property and equipment      1,221                --              1,221
Acquisition of property and equipment                (99,040)          (23,797)          (122,837)
Cash acquired on acquisition of subsidiaries
   [notes 1 and 3]                                   763,500                --            763,500
-------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                665,681           (23,797)           641,884
-------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash       (2,189)           (1,123)            (3,312)

NET INCREASE IN CASH DURING THE PERIOD               173,436            60,778            234,214
Cash, beginning of period                             60,778                --                 --
-------------------------------------------------------------------------------------------------
NET CASH, END OF PERIOD                              234,214            60,778            234,214
=================================================================================================

See accompanying notes


                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)





1. NATURE OF BUSINESS AND LIQUIDITY

[A] NATURE OF OPERATIONS AND CONTINUING ENTITY

These consolidated financial statements are the continuing financial statements of WelcomeTo Search Engine ("WelcomeTo") (a development stage enterprise), a British Columbia corporation which was incorporated on October 27, 1997. On January 7, 1999, WelcomeTo acquired the net assets of CityXpress.com Corp. (formerly Wicked Wings of Buffalo) ("CityXpress.com"), a United States non-operating company traded on the NASDAQ OTC Bulletin Board. After the acquisition, the accounting entity continued under the name of CityXpress.com [note 1[b]].

[B] REVERSE ACQUISITION OF CITYXPRESS.COM

Pursuant to a share purchase agreement dated January 7, 1999, the shareholders of WelcomeTo sold their 100% interest in WelcomeTo to CityXpress.com in consideration for 8,510,000 shares of CityXpress.com which represented a controlling interest of approximately 62.5%. This transaction is considered an acquisition of CityXpress.com (the accounting subsidiary/legal parent) by WelcomeTo (the accounting parent/legal subsidiary) and has been accounted for as a purchase of the net assets of CityXpress.com by WelcomeTo in these consolidated financial statements because CityXpress.com had no business operations at the time of the acquisition. The reverse acquisition resulted in approximately $225,000 of one-time costs which were paid by the issuance of shares. The costs of recapitalization have been charged against shareholders' equity.

These consolidated financial statements are issued under the name of CityXpress.com, but are a continuation of the financial statements of the accounting acquirer, WelcomeTo. WelcomeTo's assets and liabilities are included in the consolidated financial statements at their historical carrying amounts. For purposes of the acquisition, the fair value of the net assets of CityXpress.com of $724,989 is ascribed to the 5,100,000 previously outstanding common shares of CityXpress.com deemed to be issued in the acquisition as follows:

                                                                          $
------------------------------------------------------------------------------

Net assets acquired
   Cash                                                                750,000
   Accounts payable                                                     25,011
------------------------------------------------------------------------------
                                                                       724,989
Deemed consideration
   5,100,000 shares of CityXpress.com                                  724,989
==============================================================================

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




1. NATURE OF BUSINESS AND LIQUIDITY (CONT'D.)

Prior to the reverse acquisition on January 7, 1999, the deemed number of outstanding shares of CityXpress.com was equal to the 8,510,000 which were issued to the shareholders of WelcomeTo in the acquisition. These shares have been allocated to the changes in the combined issued and outstanding and additional paid-in-capital common stock of WelcomeTo to January 7, 1999 as follows:

                                                                 DEEMED
                                                             CITYXPRESS.COM    WELCOMETO
                                                                 SHARES          SHARES             AMOUNT
                                                                    #               #                  $
----------------------------------------------------------------------------------------------------------

Issued to founders for cash                                         800               800                5
Issued for services                                                  30                30           30,521
Issued for cash                                                      50                50           17,033
Issued for investment                                                10                10            3,406
Acquisition and cancellation of shares                              (90)              (90)              --
Shares to be issued                                                  --                --          225,943
----------------------------------------------------------------------------------------------------------
Outstanding as of June 30, 1998                                     800               800          276,908
Issued for services rendered in prior year [note 8[a][i]]     4,739,200         4,739,200          863,718
Issued for services rendered in current year [note 8[a][i]]   1,337,248         1,337,248          253,936
Issued for cash pursuant to warrants exercised                  237,667           237,667           40,337
Issued to charitable organizations [note 8[a][ii]]               80,000            80,000           15,207
Prior year's subscription shares issued in current year       1,516,380         1,516,380               --
Issued pursuant to private placement                            598,705           598,705          175,805
Issue costs                                                          --                --          (32,487)
----------------------------------------------------------------------------------------------------------
Outstanding as of January 7, 1999, prior to acquisition       8,510,000         8,510,000        1,593,424
==========================================================================================================

The Company's main products are a search engine for the internet and a suite of internet applications. The search engine allows users to focus their search within a specific geographic location. The internet applications allow companies or end users to build e-commerce directories, catalogues and classified business systems for small and mid-sized organizations. The Company currently operates in only one industry segment and its marketing efforts are currently targeted to the North American market.

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




1. NATURE OF BUSINESS AND LIQUIDITY (CONT'D.)

The Company's consolidated financial statements for the year ended June 30, 1999 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $1,598,228 for the year ended June 30, 1999. The Company is still a development stage enterprise and is expected to incur losses and expenditures prior to the commencement of full-scale operations in future years. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States. The Company's significant accounting policies are summarized below.

[A] PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of CityXpress.com Corp. and its wholly-owned subsidiaries, WelcomeTo Search Engine Inc. (British Columbia) and Xceedx Technologies Inc. (British Columbia).

[B] USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.


                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[C] PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated over their useful lives on the following terms:

   Computer equipment and software             3 years straight line
   Office furniture and office equipment       5 years straight line
   Leasehold improvements                      over the remaining lease period

[D] ECOMMERCE TECHNOLOGY

eCommerce technology arose as part of the acquisition of Xceedx Technologies Inc. and is being amortized on a straight-line basis over its useful life, which is 36 months. The Company continually evaluates whether events and circumstances have occurred indicating the remaining estimated useful life of this asset may warrant revision, or may not be recoverable. If factors indicate that the value of the eCommerce technology has been impaired, the Company uses an estimate of the remaining recoverable value, based on undiscounted cash flows. Unrecoverable amounts are charged to operations in the applicable period.

[E] PRODUCT DEVELOPMENT COSTS

Product development costs are expensed as incurred and are included in operating expenses in the category "product development and technology".

[F] STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board Opinion #25 whereby the intrinsic value of options granted is recorded at the measurement date. The Company has elected to only disclose the effects of the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123.

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[G] FOREIGN EXCHANGE

The functional currency of the Company is the Canadian dollar, while the reporting currency in the consolidated financial statements is in the U.S. dollar. Asset and liability accounts are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the year. Gains or losses resulting from this process are recorded in stockholders' equity as an adjustment to other accumulated comprehensive income.

[H] REVENUE RECOGNITION

The Company's revenue is derived from various sources, resulting in the following types of revenue recognition:

- Initial set-up fee revenue for Xpress/sites eCommerce stores is recognized when the client's web site is activated for the world wide web.
- Professional service revenue is recognized as the services are performed for the client.
- Hosting revenue is recognized monthly and amortized over the contract period for hosting service.
- Email revenue is recognized monthly and amortized over the contract period for e-mail service.

[I] ADVERTISING COSTS

Advertising costs are expensed as incurred and amounted to $38,694 in the year ended June 30, 1999 [1998 - $547].

[J] DEFERRED REVENUE

Deferred revenue reflects the cash received in advance of services rendered for website hosting and e-mail.

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[K] INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

[L] FINANCIAL INSTRUMENTS

Amounts reported for cash, accounts receivable, accounts payable and accrued liabilities and loans payable are considered to approximate fair value primarily due to their short maturities and current interest rates.

[M] COMPUTATION OF LOSS PER COMMON SHARE

The basic loss per share figures are calculated on the following basis:

- The number of shares outstanding from the beginning of the fiscal period to the date of the reverse acquisition on January 7, 1999, are deemed to be the number of shares issued by CityXpress.com to WelcomeTo.
- The number of shares outstanding from the date of the reverse acquisition to the end of each of the fiscal periods are deemed to be the weighted average number of shares of CityXpress.com outstanding in each period.

Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended June 30, 1999 and 1998, there were no dilutive potential common shares outstanding.

[N] RECENT PRONOUNCEMENT

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 will be effective for the Company's June 30, 2000 year end. The Company has not determined the impact, if any, of these pronouncements on its consolidated financial statements.

                                                                              6
                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




3. BUSINESS ACQUISITION

On January 27, 1999 the Company acquired 100% of the issued and outstanding share stock of Xceedx Technologies Inc., a company whose principal business was developing and selling eCommerce software products. The acquisition will be accounted for by the purchase accounting method, in which the results of operations are included in the Company's accounts from the date of acquisition. Details of this acquisition are as follows:

                                                     #
                                                 OF SHARES               $
----------------------------------------------------------------------------

Purchase price                                                       562,500
============================================================================

Consideration given:
Common shares issued January 27, 1999           6,250,000            562,500
============================================================================

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of Xceedx Technologies Inc. as follows:

                                                                   $
-----------------------------------------------------------------------

Cash                                                             13,500
Accounts receivable and prepaids                                 10,822
Property and equipment                                            6,727
eCommerce technology [note 5]                                   935,984
Accounts payable and accrued liabilities                        (22,643)
Loan payable                                                    (67,890)
Deferred tax liability                                         (314,000)
-----------------------------------------------------------------------
Net assets                                                      562,500
=======================================================================

The allocation to net assets includes incurred liabilities of $9,352 in respect of acquisition costs.

                                                                              7
                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




3. BUSINESS ACQUISITION (CONT'D.)

Unaudited pro forma financial information for the acquisition as if the business had been acquired at the beginning of each respective fiscal period is presented as follows:

                                                   1999               1998
                                                     $                  $
----------------------------------------------------------------------------

Revenue                                            92,423             36,307
Net loss                                        1,637,443          1,323,813
----------------------------------------------------------------------------
Net loss per common share                           (0.10)             (0.09)
============================================================================

The unaudited pro forma information does not include the operating savings or synergies anticipated as a result of the combined operations.


4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                1999                              1998
                                    ------------------------------      --------------------------
                                                      ACCUMULATED                       ACCUMULATED
                                       COST          DEPRECIATION         COST         DEPRECIATION
                                         $                 $                $                $
-------------------------------------------------------------------------------------------------

Computer equipment and software      116,628            28,501            19,471              363
Office furniture and equipment         4,579               189             3,695               --
Leasehold improvements                 7,753               501                --               --
-------------------------------------------------------------------------------------------------
                                     128,960            29,191            23,166              363
-------------------------------------------------------------------------------------------------
NET BOOK VALUE                                 99,769                             22,803
=================================================================================================


                                                                              8
                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




5. ECOMMERCE TECHNOLOGY

                                                                         1999                1998
                                                                           $                   $
-------------------------------------------------------------------------------------------------

eCommerce technology [note 3]                                          935,984                 --
Accumulated amortization                                               130,000                 --
-------------------------------------------------------------------------------------------------
Net book value                                                         805,984                 --
=================================================================================================


6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                         1999               1998
                                                                           $                  $
-------------------------------------------------------------------------------------------------

Trade accounts                                                         245,019             14,803
Employee compensation                                                    7,980            849,000
Accrued liabilities                                                     27,155             30,012
-------------------------------------------------------------------------------------------------
                                                                       280,154            893,815
=================================================================================================


7. LOAN PAYABLE

                                                                         1999                1998
                                                                           $                   $
-------------------------------------------------------------------------------------------------

Canadian Imperial Bank of Commerce demand instalment loan               72,704                 --
-------------------------------------------------------------------------------------------------
                                                                        72,704                 --
=================================================================================================

Interest paid during the year ended June 30, 1999 amounted to $2,257 [1998 - $nil]. Interest on the loan is charged at the Canadian prime rate plus 1%, which was 6.25% at June 30, 1999.

As collateral for the instalment loan, Xceedx Technologies Inc. has provided the bank with a General Security Agreement on all property of Xceedx Technologies Inc. In addition, personal guarantees have been provided by two of the directors, supported by CIBC Business Loans Life Insurance.

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




7. LOAN PAYABLE (CONT'D.)

CREDIT FACILITY

The Company's subsidiary has a credit facility available with the Canadian Imperial Bank of Commerce. This credit facility is arranged in three types of credits as follows:

Credit A A $10,183 revolving demand credit with interest at the bank's prime rate plus 1% per annum. As at June 30, 1999, the amount outstanding under this facility was $7,999 [1998 - $nil].

Credit B $75,809 of demand term loan with interest the bank's prime rate plus 1% per annum, with monthly principal instalments of $445 per month. As at June 30, 1999, the amount outstanding under this facility was $72,704 [1998 - $nil].

Credit C $6,110 pledged in favour of CIBC Merchant VISA against potential liability from account operations in accepting VISA and Mastercard deposits. As at June 1999 and 1998, this facility was not utilized.

Covenants under this credit facility require the Company's subsidiary to maintain a minimum stockholders' equity in excess of a specified amount, not to make capital expenditures in excess of a specified amount; and to obtain approval prior to payment of dividends and advancing loans to other parties. As at June 30, 1999, the Company's subsidiary was not in compliance with the covenant related to minimum stockholders' equity. The Company is in the process of restructuring the credit facility with the bank such that the facility will be transferred from the subsidiary to the parent.

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




8. SHARE STOCK

[A]   ISSUANCE OF SHARES

     [i] During the year ended June 30, 1999, the Company issued 4,739,200 common shares to certain officers and directors of the Company in exchange for services provided in the period ended June 30, 1998. In addition, the Company issued 1,337,248 common shares to certain officers and directors of the Company in exchange for services provided in the year ended June 30, 1999. Based on third party stock subscriptions, the estimated fair value of the common stock was approximately $0.20 per share. For the year ended June 30, 1999 the Company recorded $253,936 [1998 - $863,718] of compensation expense.

    [ii] During the year ended June 30, 1999, the Company issued 80,000 [1998 - nil] shares to a third party for services provided. This share transaction was valued at $15,207 which represents the estimated fair market value of the common stock issued based on third party stock subscriptions.

   [iii] Subsequent to the year ended June 30, 1999, the Company issued 450,000 common shares as finders fee related to the reverse acquisition.

    [iv] Subsequent to the year ended June 30, 1999, the Company issued 177,860 common shares pursuant to stock subscriptions received prior to June 30, 1999. Each common share issued has an attached warrant which entitles the holder to acquire one common share for $1.50 each after a one year period, and $2.00 each after two years. The warrants expire on June 10, 2000 and June 10, 2001 respectively.

[B]   BASIC AND DILUTED LOSS PER SHARE

The basic and diluted loss per share is based on the following:

                                                                     PERIOD FROM
                                                                  OCTOBER 27, 1997
                                                   YEAR ENDED        (INCEPTION)
                                                    JUNE 30,         TO JUNE 30
                                                      1999              1998
                                                        $                 $
--------------------------------------------------------------------------------

Net loss for the period                            (1,598,228)        (1,096,067)
Weighted average number of common shares used
   in computation                                  13,588,904          8,510,000
Basic and diluted loss per common share                 (0.12)             (0.13)
================================================================================

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




9. COMMITMENTS AND CONTINGENCIES

The Company has the following future minimum lease commitments for premises and equipment.

                                                                     $
-------------------------------------------------------------------------

2000                                                              120,637
2001                                                              138,202
2002                                                              127,087
2003                                                               83,582
-------------------------------------------------------------------------
                                                                  469,508
=========================================================================

YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.


10. INCOME TAXES

The Company is subject to United States Federal Taxes at an approximate rate of 35%. In 1999, it is also subject to Canadian Federal and British Columbia provincial taxes of approximately 45%. (In 1998, the Company qualified as a Canadian Controlled Private Corporation and as a result was subject to a lower tax rate of 22%. The Company is no longer eligible for this low tax rate). No current provision or benefit for income taxes has been recorded for the period ended June 30, 1998 or the year ended June 30, 1999 as the Company has incurred a net operating loss and has no carryback potential.

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




10. INCOME TAXES (CONT'D.)

The Company's deferred income tax recovery comprises:

                                                           PERIOD FROM
                                                        OCTOBER 27, 1997
                                         YEAR ENDED        (INCEPTION)
                                          JUNE 30,         TO JUNE 30
                                            1999              1998
                                              $                 $
-----------------------------------------------------------------------

United States                                    --                  --
Canada                                      (46,000)                 --
-----------------------------------------------------------------------
                                            (46,000)                 --
=======================================================================

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                                        1999              1998
                                                                         $                  $
-------------------------------------------------------------------------------------------------

Tax at U.S. statutory rates                                           (575,000)          (384,000)
Lower (higher) effective income taxes of other country                (165,000)           142,000
Net operating losses not recognized for accounting purposes            670,000             37,000
Non-deductible expenses                                                  1,000            202,000
Other                                                                   23,000              3,000
-------------------------------------------------------------------------------------------------
Income tax recovery                                                    (46,000)                --
=================================================================================================

Net deferred tax assets (liabilities) comprises of the following:


                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Loss carryforwards                                                     720,000             37,000
Valuation allowance for future tax assets                             (720,000)           (37,000)
-------------------------------------------------------------------------------------------------
Net deferred tax assets                                                     --                 --
-------------------------------------------------------------------------------------------------

DEFERRED TAX LIABILITY
Excess book versus tax difference on eCommerce technology              268,000                 --
=================================================================================================

                              [ERNST & YOUNG LOGO]

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

June 30, 1999                                      (expressed in U.S. dollars)




10. INCOME TAXES (CONT'D.)

The tax losses expire as follows:

                                                                      $
---------------------------------------------------------------------------

CANADIAN
2004                                                                170,000
2005                                                              1,360,000

U.S.
2014                                                                 70,000
---------------------------------------------------------------------------
                                                                  1,600,000
===========================================================================


11. SUBSEQUENT EVENTS

[a] Subsequent to year end, the Company raised $217,890 for stock subscriptions of 145,260 common shares. Each share has one attached warrant which entitles the holder to acquire one common share for an exercise price of $1.50 each after the first year and $2.00 each after the second year.

[b] At the Company's Annual General Meeting (AGM), held on August 25, 1999, shareholders voted to approve the Company's name change to CityXpress.com Corp.

[c] At the AGM, shareholders approved a stock option plan which reserved the granting of 2,000,000 options under the plan. Subsequently, options were granted to acquire common shares as follows:

     NO. OF COMMON    EXERCISE PRICE
    SHARES ISSUABLE          $           EXERCISABLE DATES     DATE OF EXPIRY
-----------------------------------------------------------------------------

       225,000             1.50          July 13, 2000          July 13, 2003
       225,000             1.50          July 13, 2001          July 13, 2003
       225,000             1.50          July 13, 2002          July 13, 2003
-----------------------------------------------------------------------------
       675,000
=============================================================================

     The stock options are exercisable over a four-year period ending July 13, 2003 at an exercise price of $1.50 per common share. The options are exercisable on a cumulative basis at 1/3 per year commencing July 13, 2000.

                              [ERNST & YOUNG LOGO]

                         COMBINED FINANCIAL STATEMENTS


                            XCEEDX TECHNOLOGIES INC.



                           JANUARY 14, 1999 AND 1998

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders of
XCEEDX TECHNOLOGIES INC.

We have audited the accompanying combined balance sheets as of January 14, 1999 and 1998 of the corporation and partnership listed in Note 1, and the related combined statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position at January 14, 1999 and 1998 of the corporation and partnership listed in Note 1, and the combined results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in
Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            /s/ Ernst & Young LLP
Vancouver, Canada,
September 24, 1999.                                    Chartered Accountants

XCEEDX TECHNOLOGIES INC.


                            COMBINED BALANCE SHEETS


As at January 14                                    (expressed in U.S. dollars)

                                                                           1999               1998
                                                                             $                  $
--------------------------------------------------------------------------------------------------
ASSETS [note 5]
CURRENT
Cash                                                                       10,772              333
Accounts and other receivables                                              6,940            4,751
Grant receivable                                                            3,210               --
Prepaid expenses and deposits                                               3,288            2,667
--------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                       24,210            7,751
--------------------------------------------------------------------------------------------------
Property and equipment, net [note 3]                                        7,046           11,714
--------------------------------------------------------------------------------------------------
                                                                           31,256           19,465
==================================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT
Accounts payable and accrued liabilities [note 4]                          16,047           77,263
Loan payable [note 5]                                                      72,737           78,093
Deferred revenue                                                            1,331            1,083
--------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                  90,115          156,439
--------------------------------------------------------------------------------------------------
Shareholder loan [note 6]                                                      --           10,393
--------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                          90,115          166,832
--------------------------------------------------------------------------------------------------
Commitments and contingencies [note 8]
STOCKHOLDERS' DEFICIT
Share stock [note 7]
   Common stock, no par value, 20,000,000 authorized,
     5,602,500 [1998 - 5,572,500] issued and outstanding                   14,728                2
   Preferred stock
     Class A, no par value 5,000,000 authorized,
       647,200 [1998 - 140,000] issued and outstanding                    220,966           50,740
     Class B, no par value 5,000,000 authorized, none issued
Additional paid in capital                                                571,510          459,044
Other accumulated comprehensive income [note 2[d]]                         16,617            5,018
Deficit                                                                  (882,680)        (662,171)
--------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' DEFICIT                                               (58,859)        (147,367)
--------------------------------------------------------------------------------------------------
                                                                           31,256           19,465
==================================================================================================

See accompanying notes

On behalf of the Board:


                                    Director                      Director

XCEEDX TECHNOLOGIES INC.


                       COMBINED STATEMENTS OF OPERATIONS


Years ended January 14                             (expressed in U.S. dollars)


                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
REVENUE
Professional services                                                      52,641            8,565
Government grant                                                            6,080           14,307
Equipment sales                                                            22,652           12,319
Other                                                                      17,916               --
--------------------------------------------------------------------------------------------------
                                                                           99,289           35,191
--------------------------------------------------------------------------------------------------
COST OF SALES
Professional services                                                       2,030            2,083
Equipment sales                                                            15,256               --
Royalties and other                                                           551              496
--------------------------------------------------------------------------------------------------
                                                                           17,837            2,579
--------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Sales and marketing                                                        96,330           81,300
Product development and technology                                         85,239          103,803
Finance and administration                                                 97,802           59,172
--------------------------------------------------------------------------------------------------
                                                                          279,371          244,275
--------------------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                                                    (197,919)        (211,663)

Deficit, beginning of year                                               (662,171)        (426,936)
Distributions [note 1]                                                    (22,590)         (23,572)
--------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                                     (882,680)        (662,171)
==================================================================================================

COMPREHENSIVE LOSS
Net loss for the year                                                    (197,919)        (211,663)
Foreign currency translation                                               11,599            5,018
--------------------------------------------------------------------------------------------------
COMPREHENSIVE LOSS                                                       (186,320)        (206,645)
==================================================================================================

Basic and diluted loss per share [note 7[c]]                                (0.04)           (0.05)
==================================================================================================

See accompanying notes

XCEEDX TECHNOLOGIES INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                    (expressed in U.S. dollars)


                                                        COMMON STOCK                PREFERRED SHARES         ADDITIONAL
                                                        ------------                ----------------       PAID IN CAPITAL
                                                      #               $             #              $              $
--------------------------------------------------------------------------------------------------------------------------

Balance, January 14, 1997                         2,572,500              1             --             --        421,698
Shares issued for services rendered
   [note 7[b][i]]                                 3,000,000              1             --             --             --
Issuance of preferred shares                             --             --        140,000         50,740             --
Net loss for the period                                  --             --             --             --             --
Contributions                                            --             --             --             --         37,346
Distributions                                            --             --             --             --             --
Foreign currency translation                             --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------
Balance, January 14, 1998                         5,572,500              2        140,000         50,740        459,044

Issuance of common stock                             30,000         14,726             --             --             --
Issuance of preferred shares                             --             --        457,500        155,882             --
Preferred shares issued for conversion
   of shareholder loan [note 6]                          --             --         50,000         14,344             --
Net loss for the period                                  --             --             --             --             --
Contributions                                            --             --             --             --        112,466
Distributions                                            --             --             --             --             --
Foreign currency translation                             --             --             --             --             --
-----------------------------------------------------------------------------------------------------------------------
                                                  5,602,500         14,728        647,500        220,966        571,510
=======================================================================================================================

                                                    OTHER
                                                  ACCUMULATED                              TOTAL
                                                 COMPREHENSIVE       ACCUMULATED       STOCKHOLDERS'
                                                     LOSS              DEFICIT            EQUITY
                                                       $                   $                 $
---------------------------------------------------------------------------------------------------

Balance, January 14, 1997                                  --          (426,936)           (5,237)
Shares issued for services rendered
   [note 7[b][i]]                                          --                --                 1
Issuance of preferred shares                               --                --            50,740
Net loss for the period                                    --          (211,663)         (211,663)
Contributions                                              --                --            37,346
Distributions                                              --           (23,572)          (23,572)
Foreign currency translation                            5,018                --             5,018
---------------------------------------------------------------------------------------------------
Balance, January 14, 1998                               5,018          (662,171)         (147,367)

Issuance of common stock                                   --                --            14,726
Issuance of preferred shares                               --                --           155,882
Preferred shares issued for conversion
   of shareholder loan [note 6]                            --                --            14,344
Net loss for the period                                    --          (197,919)         (197,919)
Contributions                                              --                --           112,466
Distributions                                              --           (22,590)          (22,590)
Foreign currency translation                           11,599                --            11,599
---------------------------------------------------------------------------------------------------
                                                       16,617          (882,680)          (58,859)
===================================================================================================

See accompanying notes

XCEEDX TECHNOLOGIES INC.


                       COMBINED STATEMENTS OF CASH FLOWS


Years ended January 14                             (expressed in U.S. dollars)



                                                                          1999               1998
                                                                            $                  $
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the year                                                        (197,919)        (211,663)
Adjustments to reconcile net loss to net cash
   used in operating activities
   Depreciation                                                             6,919            8,999
   Debt conversion expense                                                  4,618               --
Changes in operating assets and liabilities
   Accounts and other receivables                                          (2,189)          (1,676)
   Grant receivable                                                        (3,210)              --
   Prepaid expenses and deposits                                             (621)            (719)
   Accounts payable and accrued liabilities                               (61,217)          44,470
   Deferred revenue                                                           248               --
--------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                    (253,371)        (160,589)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of operating loan                                               (43,646)              --
Borrowing of loan payable                                                  38,290           78,093
Capital contributions                                                      89,876           13,774
Proceeds from common stock issued                                          14,727               --
Proceeds from preferred stock issued                                      155,882           50,561
Shareholder loan                                                               --           10,393
--------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 255,129          152,821
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of property and equipment                                      (2,251)         (11,452)
--------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                      (2,251)         (11,452)
--------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                            10,932           13,341

NET INCREASE (DECREASE) IN CASH DURING THE YEAR                            10,439           (5,879)
Cash, beginning of year                                                       333            6,212
--------------------------------------------------------------------------------------------------
NET CASH, END OF YEAR                                                      10,772              333
==================================================================================================

See accompanying notes

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND LIQUIDITY

NATURE OF OPERATIONS AND CONTINUING ENTITY

On January 5, 1999, Xceedx Technologies Inc. ("Xceedx") (a British Columbia company incorporated on February 11, 1994 as 465155 BC Ltd., which changed its name to Xceedx Technologies Inc. on October 25, 1994) completed the acquisition of the assets of the Bradley and DuBois Partnership ("the Partnership") (a British Columbia partnership which was founded on January 6, 1995 by the shareholders of Xceedx).

Due to the common ownership of both Xceedx and the Partnership, this acquisition has been accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of Xceedx and the Partnership, ("the Company") have been restated to include the combined operations of Xceedx and the Partnership as if they had combined at the beginning of the first fiscal period presented. Contributions to, and distributions from the partnership have been reflected in these financial statements as additional paid in capital and distributions, respectively.

The Company provides professional consulting and technology support services. Previously, Xceedx's main business was to develop eCommerce internet applications while the Partnership's main business was to be a general purpose technology supplier of products and services.

The Company's financial statements for the years ended January 14, 1999 and 1998 have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $197,919 for the year ended January 14, 1999. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. The outcome of these matters cannot be predicted at this time. No assurances can be given that the Company will be successful in raising sufficient additional capital. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is unable to obtain adequate additional financing, management will be required to sharply curtail the Company's operating expenses. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States. The Company's significant accounting policies are summarized below.

[A]  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

[B]  PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are being depreciated over their useful lives on the following terms:


     Computer equipment and software           3 years straight line
     Office furniture and office equipment     5 years straight line
     Leasehold improvements                    over the remaining lease period

[C]  PRODUCT DEVELOPMENT COSTS

Product development costs are expensed as incurred and are included in operating expenses in the category "product development and technology".

[D]  FOREIGN EXCHANGE

The functional currency of the Company is the Canadian dollar, while the reporting currency in the financial statements is in the U.S. dollar. Asset and liability accounts are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenue and expense amounts are translated at the average exchange rate for the year. Gains or losses resulting from this process are recorded in stockholders' equity as an adjustment to other accumulated comprehensive income.

[E]  REVENUE RECOGNITION

The Company's revenue is primarily derived from professional services. Revenue for professional service are recognized as the services are performed for the client.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[F]  ADVERTISING COSTS

Advertising costs are expensed as incurred and amounted to $2,856 in the year ended January 14, 1999 [1998 - $1,004].

[G]  DEFERRED REVENUE

Deferred revenue reflects the cash received in advance of services rendered.

[H]  INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

[I]  STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation based on the provision of Accounting Principles Board Opinion #25 whereby the intrinsic value of options granted is recorded at the measurement date. The Company has elected to only disclose the effects of the fair value method of accounting for stock options prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123.

[J]  COMPUTATION OF LOSS PER COMMON SHARE

Basic loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for that period. Diluted loss per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. For the periods ended January 14, 1999 and 1998, the diluted loss per share will be equivalent to the basic loss per share since the Company is in a loss position.

XCEEDX TECHNOLOGIES INC.

                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

[K]  RECENT PRONOUNCEMENT

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and the AICPA has issued Statement of Position 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SFAS 133 will be effective for the Company's January 14, 2000 year end and SOP 98-1 will be effective for the Company's January 14, 2001 year end. The Company has not determined the impact, if any, of these pronouncements on its financial statements.

[L]  LEASES

Leases which transfer substantially all the benefits and risks of ownership of the leased property are accounted for as capital leases whereby the property is recorded as an asset and the obligation incurred is recorded as a liability. Under this method of accounting for leases the asset is amortized on a straight-line basis over its estimated useful life and the obligation, including interest thereon, is amortized over the life of the lease. Operating lease payments are expensed as incurred.


3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                1999                               1998
                                    ------------------------------      --------------------------
                                                      ACCUMULATED                       ACCUMULATED
                                       COST          DEPRECIATION         COST         DEPRECIATION
                                         $                 $                $                $
---------------------------------------------------------------------------------------------------
Computer equipment and software       20,139            15,620            18,528           10,648
Office furniture and equipment        11,447             9,963            12,103            8,748
Leasehold improvements                 4,819             3,776             4,121            3,642
---------------------------------------------------------------------------------------------------
                                      36,405            29,359            34,752           23,038
---------------------------------------------------------------------------------------------------
NET BOOK VALUE                                7,046                             11,714
===================================================================================================

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                         1999              1998
                                                                           $                 $
-------------------------------------------------------------------------------------------------
Trade accounts                                                           5,597             75,535
Accrued liabilities                                                     10,450              1,728
-------------------------------------------------------------------------------------------------
                                                                        16,047             77,263
=================================================================================================


5. LOAN PAYABLE

Interest paid on the Canadian Imperial Bank of Commerce demand instalment loan during the year ended January 14, 1999 amounted to $6,259 [1998 - $4,796]. Interest on the loan is charged at the Canadian prime rate plus 1%, which was 6.75% at January 14, 1998 [1998 - 6.00%].

As collateral for the instalment loan, the Company has provided the bank with a General Security Agreement on all property of the Company. In addition, personal guarantees have been provided by two of the directors, supported by CIBC Business Loans Life Insurance.

CREDIT FACILITY

The Company has a credit facility available with the Canadian Imperial Bank of Commerce. This credit facility is arranged in three types of credits as follows:

Credit A A $10,183 [1998 - $45,032] revolving demand credit with interest at the bank's prime rate plus 1% per annum. As at January 14, 1999, there was no amount outstanding under this facility [1998 - $43,646].

Credit B $75,809 [1998 - $34,640] of demand instalment loan with interest the bank's prime rate plus 1% per annum, with monthly principal instalments of $445 [1998 - $192] per month. As at January 14, 1999, the amount outstanding under this facility was $72,737 [1998 - $34,447].

Credit C $6,110 [1998 - nil] pledged in favour of CIBC Merchant VISA against potential liability from account operations in accepting VISA and Mastercard deposits. As at January 14, 1999, this facility was not utilized.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)


5. LOAN PAYABLE (CONT'D.)

Covenants under this credit facility require the Company to maintain a minimum stockholders' equity in excess of a specified amount, not to make capital expenditures in excess of a specified amount; and to obtain approval prior to payment of dividends and advancing loans to other parties. As at January 14, 1999 and January 14, 1998, the Company was not in compliance with the covenant related to minimum stockholders' equity. The Company is in the process of restructuring the credit facility with the bank such that the facility will be transferred from the subsidiary to the parent.


6. RELATED PARTY TRANSACTION

The amount due to shareholder bears interest at 10% per annum and has no specific terms of repayment. During 1999 the loan was converted to 50,000 preferred shares at $0.29 per share.


7. SHARE STOCK

[A]  AUTHORIZED SHARE CAPITAL

On April 30, 1997, the authorized share capital was increased from 10,000 common shares to 20,000,000 common shares without par value, 5,000,000 Class A Preferred stock without par value and 5,000,000 Class B Preferred Stock without par value.

The Preferred stock is non-voting and redeemable at the option of the Company at an amount specified by the Directors Resolutions.

[B]  ISSUANCE OF SHARES

     [i] During the year ended January 14, 1998, prior to the commencement of business operations, the Company issued 3,000,000 common shares to certain officers and directors of the Company for a nominal value of $1.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

7. SHARE STOCK (CONT'D.)

[C]  BASIC AND DILUTED LOSS PER SHARE

The basic and diluted loss per share is based on the following:

                                                                       1999                1998
                                                                         $                   $
-------------------------------------------------------------------------------------------------
Net loss for the period                                               (197,919)          (211,633)
Weighted average number of common shares used
   in computation                                                    5,572,582          4,701,267
Basic and diluted loss per common share                                  (0.04)             (0.05)
=================================================================================================


8. COMMITMENTS AND CONTINGENCIES

The Company has the following future minimum lease commitments for premises and equipment.

                                                                $
--------------------------------------------------------------------

2000                                                          30,901
2001                                                          32,125
2002                                                          27,645
2003                                                           9,708
--------------------------------------------------------------------
                                                             100,379
====================================================================

Rent costs are expensed as incurred and amounted to $23,428 in the year ended January 14, 1999 [1998 - $24,787].

YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

XCEEDX TECHNOLOGIES INC.


                               NOTES TO COMBINED
                              FINANCIAL STATEMENTS

January 14, 1999                                   (expressed in U.S. dollars)

9. INCOME TAXES

The Company is subject to Canadian Federal and British Columbia provincial taxes at an approximate rate of 45%. (In 1998, the Company qualified as a Canadian Controlled Private Corporation and as a result was subject to a lower tax rate of 22%. The Company is no longer eligible for this low tax rate). No current provision or benefit for income taxes has been recorded for the year ended January 14, 1999 or 1998 as the Company has incurred a net operating loss and has no carryback potential.

The reconciliation of income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is:

                                                                         1999              1998
                                                                           $                 $
-------------------------------------------------------------------------------------------------

Tax at U.S. statutory rates                                            (68,000)           (72,000)
Lower (higher) effective income taxes of other country                 (19,000)            27,000
Net operating losses not recognized for accounting purposes              2,000             12,000
Partnership losses not deductible in the corporation [note 1]           78,000             33,000
Other                                                                    7,000                 --
-------------------------------------------------------------------------------------------------
Income tax expense                                                         --                  --
=================================================================================================

Net deferred tax assets comprises of the following:

                                                                          1999               1998
                                                                            $                  $
-------------------------------------------------------------------------------------------------

DEFERRED TAX ASSETS
Loss carryforwards                                                      27,000             12,000
Excess tax value over book value                                         5,000                 --
Valuation allowance for future tax assets                              (32,000)           (12,000)
-------------------------------------------------------------------------------------------------
Net deferred tax assets                                                     --                 --
=================================================================================================

The tax losses expire as follows:

                                                                                              $
-------------------------------------------------------------------------------------------------

2005                                                                                       55,000
2006                                                                                        6,000
-------------------------------------------------------------------------------------------------
                                                                                           61,000
=================================================================================================

                                    PRO FORMA CONSOLIDATED STATEMENT OF
                                    OPERATIONS (UNAUDITED)


                                    CITYXPRESS.COM CORP.
                                    (A DEVELOPMENT STAGE ENTERPRISE)
                                    (FORMERLY WELCOMETO SEARCH ENGINE, INC.)


                                    JUNE 30, 1999

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)


                       PRO FORMA CONSOLIDATED STATEMENT OF
                             OPERATIONS (UNAUDITED)

Year ended June 30, 1999




                                 CITYXPRESS.COM     XCEEDX       PRO FORMA                 PRO FORMA
                                      CORP.      TECHNOLOGIES   ADJUSTMENTS              CONSOLIDATED
                                                     INC.
                                       $              $             $          NOTES         $
-----------------------------------------------------------------------------------------------------

REVENUE                              11,710         92,423       (11,710)      2[c]         92,423
-----------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Sales and marketing                 154,903         85,686       (29,356)      2[b]        211,233
Product development and
   technology                       509,372        151,691        85,896  2[a],2[c]        746,959

Finance and administration          994,016        103,019       (50,217)      2[c]      1,046,818
-----------------------------------------------------------------------------------------------------
                                  1,658,291        340,396         6,323                 2,005,010
-----------------------------------------------------------------------------------------------------
Net losses from operations       (1,646,581)      (247,973)      (18,033)               (1,912,587)
Interest and miscellaneous
   income                             2,353             --            --                     2,353
Deferred income tax recovery
                                     46,000             --        63,700       2[b]        109,700
-----------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD          (1,598,228)      (247,973)       45,677                (1,800,534)
=====================================================================================================
Basic and diluted loss per
   share                                                                       2[d]         ($0.10)
=====================================================================================================
Weighted average number of
   common shares
   outstanding                                                                          17,201,918
=====================================================================================================

See accompanying notes

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)


                    NOTES TO PRO FORMA CONSOLIDATED STATEMENT
                           OF OPERATIONS (UNAUDITED)

Year ended June 30, 1999



1. BASIS OF PRESENTATION

The accompanying pro forma consolidated statement of operations gives effect to the acquisition of Xceedx Technologies Inc. ("Xceedx") by CityXpress.com Corp. ("the Company") and the issuance of 6,250,000 common shares of the Company for net proceeds of $562,500, as described in the audited consolidated financial statements of the Company for the year ended June 30, 1999.

The accompanying pro forma consolidated statement of operations has been prepared by management of the Company and is derived from the audited financial statements of the Company for the year ended June 30, 1999 and from the audited combined financial statements of Xceedx as of January 14, 1999 and 1998. The accounting policies used in the preparation of the pro forma consolidated statement of operations are those disclosed in the Company's audited financial statements. Management has determined that no adjustments are necessary to conform Xceedx's consolidated financial statements with the accounting policies used by the Company in the preparation of its financial statements.

The pro forma consolidated statement of operations is not necessarily indicative of the results that actually would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. In preparing this pro forma consolidated statement of operations no adjustments have been made to reflect the operating benefits or the general and administrative cost savings that may have resulted from the earlier combination of the operations of Xceedx and the Company.

The pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and the audited combined financial statements of Xceedx, including the notes thereto.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)


                    NOTES TO PRO FORMA CONSOLIDATED STATEMENT
                           OF OPERATIONS (UNAUDITED)

Year ended June 30, 1999



2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

This pro forma consolidated statement of operations gives effect to the completion of the acquisition of Xceedx as if it had occurred on July 1, 1998.

On January 27, 1999 the Company acquired 100% of the issued and outstanding share stock of Xceedx. The acquisition was accounted for by the purchase accounting method, in which the results of operations are included in the Company's accounts from the date of acquisition. Details of this acquisition are as follows:

                                                                          #
                                                                      OF SHARES               $
-------------------------------------------------------------------------------------------------

Purchase price                                                                            562,500
=================================================================================================

Consideration given:
Common shares issued January 27, 1999                                6,250,000            562,500
=================================================================================================

The purchase price has been allocated according to the estimated fair values of the assets and liabilities of Xceedx as follows:

                                                                                              $
-------------------------------------------------------------------------------------------------

Cash                                                                                       13,500
Accounts receivable and prepaids                                                           10,822
Property and equipment                                                                      6,727
eCommerce technology                                                                      935,984
Accounts payable and accrued liabilities                                                  (22,643)
Loan payable                                                                              (67,890)
Deferred tax liability                                                                   (314,000)
-------------------------------------------------------------------------------------------------
Net assets                                                                                562,500
=================================================================================================

The allocation to net assets includes incurred liabilities of $9,352 in respect of acquisition costs.

CITYXPRESS.COM CORP.
(A DEVELOPMENT STAGE ENTERPRISE)


                    NOTES TO PRO FORMA CONSOLIDATED STATEMENT
                           OF OPERATIONS (UNAUDITED)

Year ended June 30, 1999



2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (CONT'D.)

The following adjustments have been made to reflect the transactions described above.

[a] To reflect amortization of the eCommerce technology from July 1, 1998 to the acquisition date in the amount of $182,000.

[b] To reflect the deferred income tax recovery resulting from the additional amortization of the eCommerce technology, as noted in 2[a] above.

[c] To remove the results of operations of Xceedx for the period January 27, 1999 to June 30, 1999.

[d] The loss per share has been calculated on the basis of the weighted average number of the Company's common shares outstanding as if the acquisition of Xceedx had occurred on July 1, 1998.